Exhibit 99.2

Banco Santander Chile Management Commentary As of December 31, 2023

INDEPENDENT PROFESSIONAL REVIEW REPORT (A free translation from the original in Spanish) Santiago, February 20, 2024 To the Shareholders and Directors Banco Santander - Chile We have reviewed the accompanying "Management Commentary" financial report presentation for the 2023 fiscal year of Banco Santander - Chile and affiliates, taken as a whole . In conjunction with this review, we have audited, in accordance with Chilean Generally Accepted Auditing Standards, the annual consolidated financial statements of Banco Santander - Chile and affiliates as of and for the years ended December 31 , 2023 and 2022 and the related notes to the annual consolidated financial statements . In our auditor's report dated February 20 , 2024 , we expressed our unmodified opinion on such annual consolidated financial statements . Management Responsibility Management is responsible for the preparation and presentation of the "Management Commentary" of Banco Santander Chile and its affiliates in accordance with the standards and instructions of the Financial Market Commission (CMF), established in Chapter C - 1 of the Compendium of Accounting Standards for Banks . Responsibility of the professional Our review was conducted in accordance with the auditing standards established by the Chilean Association of Accountants . A review consists, mainly, in the application of analytical procedures, making inquiries with those persons responsible for financial and accounting matters . This review is significantly less in scope than that of an examination, the objective of which would be to express an opinion on the "Management Commentary" . Consequently, we do not express such kind of opinion . "Management Commentary" contains non - financial information, such as operational information, non - accounting financial information, commercial information, sustainability indicators, macroeconomic projections and others . While this information may provide additional elements for the analysis of the financial condition and results of operations of Banco Santander - Chile and affiliates, our review does not extend to such information .

Santiago, February 20, 2024 Banco Santander - Chile 2 Conclusion Based on our review, we are not aware of any material modifications that would need to be made to the presentation of "Management Commentary" of Banco Santander - Chile and affiliates in order for such presentation : (i) is in accordance with the elements required by the rules and instructions of the Financial Market Commission (CMF) ; (ii) the historical financial amounts included in the presentation have been properly derived from the consolidated financial statements of Banco Santander - Chile and affiliates ; and (iii) the underlying information, determinations, estimates and assumptions of Banco Santander - Chile and affiliates are consistent with the basis used for the preparation of the financial information contained in such presentation . Fernando Orihuela B. RUT: 22.216.857 - 0

Important information Banco Santander Chile cautions that this document contains forward looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995 . These forward looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance . While these forward looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations . These factors include, but are not limited to : (1) general market, macro - economic, governmental and regulatory trends ; (2) movements in local and international securities markets, currency exchange rates, and interest rates ; (3) competitive pressures ; (4) technological developments ; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties . The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America, could adversely affect our business and financial performance . Note : This document was approved for disclosure by the Bank’s Audit Committee on January 31 , 2024 . This report is presented according to accounting rules and instructions as issued by the Financial Markets Commission for banks in Chile which are similar to IFRS, but there are some differences . Please refer to our 2022 20 - F filed with the SEC for an explanation of the main differences between accounting rules and instructions as issued by the Financial Markets Commission and IFRS . Nevertheless, the consolidated accounts are prepared on the basis of generally accepted accounting principles in Chile . Please note that this information is provided for comparative purposes only and that this restatement may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank .

Contents

Section 1: Key information	4
Section 2: Business environment	10
Section 3: Segment information	17
Section 4: Balance sheet and results	24
Section 5: Guidance	39
Section 6: Risks	40
Section 7: Credit risk ratings	51
Section 8: Stock Performance	52
Annex 1: Strategy and responsible banking	53
Annex 2: Balance sheet (Unaudited)	80
Annex 3: Income Statement YTD (Unaudited)	81
Annex 4: Quarterly results (Unaudited)	82
Annex 5: Quarterly evolution of main ratios and other information (Unaudited)	83

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Section 1: Key information Summary of results ROAE 1 of 16 . 6 % in 4 Q 23 2 and 11 . 9 % in 12 M 23 3 , with a solid net contribution from business segments that increases 34 . 7% . As of December 31 , 2023 , net income attributable to shareholders reached Ch $ 496 billion ( $ 2 . 63 per share and US $ 0 1 . 20 per ADR), decreasing 38 . 6 % compared to the same period last year and with an ROAE of 11 . 9% . This lower result was mainly due to the impacts perceived in the NIM 4 produced by the deceleration of inflation during the year and higher interest rates that reduced the return on assets in UF and increased the funding costs, respectively . The net contribution of our business segments continues to be very strong, increasing 34 . 7 YoY 5 . Specifically, the Retail Banking segment increased 25 . 6 % YoY with total revenues increasing 22 . 0 % YoY . The net contribution of the Middle - market segment increased 27 . 9 % YoY, with an increase in total revenues of 16 . 3 % YoY . Finally, the net contribution of our Corporate and Investment Banking (CIB) unit grew 65 . 4 % YoY, driven by a 42 . 8 % YoY increase in total revenues . In the fourth quarter of 2023 , net income attributable to bank owners totaled $ 177 billion, increasing 212 . 5 % in the quarter with a quarterly ROAE of 16 . 6 % This increase is mainly due to higher inflation in 4 Q 23 of 1 . 6% , compared to 3 Q 23 when it was 0 . 3% . Also, the first cuts in the monetary policy rate during the second half of 2023 are already beginning to take pressure off the cost of funding . 1 . Return on Average Equity. Annualized net income attributable to shareholders divided by average equity attributable to shareholders. 2 The fourth quarter of 2023. 3. Nine months accumulated as of December 31, 2023. 4. NIM: Net interest margin. Annualized net income from interest and readjustments divided by interest earning assets. 5. Year on year, the twelve months accumulated as of December 31, 2023 compared to the twelve months accumulated as of December 31, 2022. 4

Net income from fees increases 22 . 4 % in 12 M 23 , with the recurrence 6 ratio reaching 55 . 3% . During 12 M 23 , net commissions increased 22 . 4 % YoY due to an increase in clients and greater usage of our products . With this, the recurrence ratio (total net fees divided by total expenses) increased from 42 . 4 % accumulated as of December 2022 to 55 . 3 % accumulated as of December 2023 , demonstrating that more than half of the Bank's expenses are financed with the commissions generated by our clients . In 4 Q 23 , commissions decreased 5 . 2 % Q/Q, mainly because the other commissions line fell due to a quarter with fewer insurance brokerage commissions and lower collections . However, commissions on our main products continue to show good trends . Top 1 in NPS among our Chilean peers The first pillar of our strategy is based on cutting - edge technology and customer - focused processes and products . We are building a bank with strengths in digital channels that already allows digital onboarding in a safe, fast and user - friendly way, offering our Life and Más Lucas accounts for the mass segment and the PYME (SME) Life account and payment services through Getnet for small and medium - sized businesses and entrepreneurs . These initiatives not only encourage our clients to become more digital, they are also managing to increase financial inclusion in these segments and supporting them with transaction services, with the potential to extend the offer of other products and financing options . As a result of all our efforts, our clients are the most satisfied with us . As of December 31 , 2023 our NPS reached 60 points, and our contact center reached 72 points, being recognized as the best in the industry . Our digital channels also continue to be our strength, highlighting the website with an NPS of 73 and the App with 74 points . Solid capital levels with a CET1 ratio of 11.1% and a BIS ratio of 17.6% Our CET 1 ratio remains solid at 11 . 1 % and the total Basel III ratio reaches 17 . 6 % at the end of December 2023 . Risk - weighted assets (RWA) increased 4 . 0 % since December 31 , 2022 and decreased 0 . 9 % Q/Q . We are actively seeking to reduce our market risk - weighted assets through netting and novation of our derivatives portfolio, resulting in a 9 . 2 % decrease this quarter . At the same time, core capital increased slightly by 2 . 9 % Q/Q, mainly due to lower growth in results and 4 . 4 % since December 31 , 2022 , which considers the payment of dividends authorized at the last shareholders meeting in the month of April . Additionally, in January 2024 , the FMC announced the Pillar II charges for six banks in the Chilean system, and we highlight that, on this occasion, they did not assign a Pillar II charge to the Bank . 6 . Recurrence: Net fees divided by operating expenses. 5

We launched Workcafé Inversiones and reached a total of 91 Workcafés in Chile In 4 Q 23 we launched Work/Café Inversiones, a new space open to the community aimed at helping people improve their financial well - being . Clients and potential clients will be able to access specialized advice, talks and workshops on different topics that will help them learn and understand more about investment instruments, the impact of market movements and how to prepare for their various personal projects . Through concrete initiatives such as the opening of this new space, the Bank continues to clearly advance its purpose of helping people progress . This branch is part of our network of 91 Workcafé branches, which includes our Work/Café StartUp and Work/Café Expresso, in addition to our traditional Workcafés . The Work/Café StartUp is an initiative that aims to offer a comprehensive solution to all the needs of entrepreneurs . The Work/Café Expresso are transaction centers with cashier or self - service services, service desk, stampers for card printing and lockers for product delivery, all of the above in Work/Café format, where our clients can carry out their transactions in an environment efficient and secure, providing a better customer experience . As of December, we have opened 5 Work/Café Expresso, with an customer satisfaction (NPS) of 74 . Successful issuance on the Swiss market in January 2024 In January 2024 , the Bank returned to the international market with the successful issuance of a bond in Swiss francs for CHF 225 million (equivalent to US $ 263 million) for a three - year term, achieving a spread of 125 basis points over the reference rate, which is equivalent to a coupon of 2 . 445% . The results of this transaction reflect the great interest and demand from investors, making it the third largest placement of a Chilean issuer in this market . The previous two also belong to Banco Santander, for CHF 250 million in 2010 and for CHF 300 million in 2014 . This new operation consolidates the excellent reception of Santander Chile in international markets, considering that the entity had not issued new bonds in this market since 2021 . Thanks to this recent instrument, the Bank's position in the Swiss franc market is around CHF 900 million (close to US $ 1 , 000 million), consolidating itself as the second most relevant within the entity's financing diversification strategy, thus reaching around 25 % of the total foreign debt . We made important progress in our Chile First strategy in 2023 • Largest bank in terms of loans and deposits (17.4% market share according to latest information from the CMF). • only Chilean bank included in the DJSI emerging markets. • More than 167,000 people bankerized through the Life y Más Lucas accounts in 2023. • A total of 91 Workcafés in Chile, serving our clients and the community in their different formats. • TSR 7 of 35.8% in 2023, the highest among Chilean banks. • First green bond of JPY 8.000 million equivalent to US$ 50 million to finance green mortgages. • Recognized as the Best Bank in Chile in 2023 by The Banker and Euromoney. • More than US$450 million committed to invest in infrastructure and technology between 2023 and 2026. 7 . Total Shareholder Return in Chilean Pesos for the 12 months ended December 31, 2023. 6

7 Key financial information % Variation Dec - 22 Dec - 23 Balance Sheet (Ch$ million) 4.0% 68,164,604 70,857,888 Total assets 5.3% 38,871,708 40,917,143 Total gross loans 1 (3.9%) 14,086,226 13,537,826 Demand deposits 24.3% 12,978,790 16,137,942 Time deposits 5.8% 4,128,808 4,367,158 Total shareholders’ equity % Variation Dec - 22 Dec - 23 Income Statement (YTD) (29.8%) 1,598,345 1,121,438 Net income from interest and readjustment 23.4% 407,269 502,640 Net fee and commission income 37.9% 217,653 300,239 Net financial results (13.1%) 2,245,340 1,950,445 Total operating income 2 (5.4%) (961,326) (909,698) Operating expenses 3 (18.9%) 1,284,014 1,040,748 Net operating income before credit loss expenses 27.7% (370,727) (473,593) Credit loss expenses (37.9%) 913,287 567,155 Net operating income before income tax (38.6%) 808,651 496,404 Income attributable to shareholders 1. Loans (including interbank loans) at amortized cost and loans at fair value through other comprehensive income. 2. Total operating income: Net income from interest and readjustments + net fee income + net financial results+ income from investments in associates and other companies+ results from non - current assets and non - continued operations+ other operating income 3. Operating expenses: Personnel expenses + administration expenses+ depreciation and amortization+ impairment of non - financial assets + other operating expenses

Key indicators (non-accounting financial information)

Profitability and efficiency	Dec-23	Dec-22	Variation bp
Net interest margin (NIM) [1]	2.2%	3.3%	(113)
Recurrencia[2]	55.3%	42.4%	1,289
Efficiency ratio[3]	46.6%	42.8%	383
Return on avg. equity[4]	11.9%	21.6%	(970)
Return on avg. assets[5]	0.7%	1.2%	(49)
Return on RWA[6]	1.3%	2.1%	(86)
Asset quality ratios (%)	**Dec-23**	**Dec-22**	**Variation bp**
NPL ratio[7]	2.3%	1.8%	41
Coverage of NPLs ratio [8]	157.3%	185.3%	(2,804)
Cost of credit[9]	1.20%	0.98%	22
Capital indicators	**Dec-23**	**Dec-22**	**Variation**
Risk-weighted assets	39,552,229	38,026,916	4.0%
Common Equity	4,397,881	4,212,916	4.4%
Regulatory capital	6,978,733	6,759,047	3.3%
Core capital ratio[10]	11.1%	11.1%	4
Tier I ratio[11]	1.5%	2.1%	(51)
Tier II ratio[12]	5.0%	4.6%	34
BIS ratio[13]	17.6%	17.8%	(13)
Clients and service channels	**Dec-23**	**Dec-22**	**Variation %**
Total clients[14]	4,052,314	3,910,094	3.6%
Active clients	2,398,741	2,195,847	9.2%
Loyal clients[15]	850,905	855,156	(0.5%)
Digital clients[16]	2,113,128	1,981,540	6.6%
Branches	247	286	(13.6%)
Employees	9,229	9,389	(1.7%)
Market capitalization (YTD)	**Dec-23**	**Dec-22**	**Variation %**
Net income per share (Ch$)	2.63	4.29	(38.6%)
Net income per ADR (US$)	1.20	2.02	(40.4%)
Stock price (Ch$/per share)	43	33.95	26.7%
ADR price (US$ per share)	19.49	15.84	23.0%
Market capitalization (US$mn)	9,182	7,462	23.1%
Shares outstanding (millions)	188,446.1	188,446.1	--%
ADRs (1 ADR = 400 shares) (millions)	471.1	471.1	--%

1. NIM = Annualized net income from interest and readjustments divided by interest generating assets.
2. Recurrence: Net fees divided by operating expenses.
3. Efficiency ratio: Operating expenses including impairment and other operating expenses divided by Operating income.
4. Accumulated Shareholders' net income annualized, divided by annual average shareholders' equity.
5. Accumulated Shareholders' net income annualized, divided by annual average assets.
6. Accumulated Shareholders' net income annualized, divided by risk-weighted assets.
7. Capital + future interest of all loans 90 days or more overdue divided by total loans.
8. Loan loss allowance divided by Capital + future interest of all loans with one installment 90 days or more overdue. Includes additional provisions. Adjusted to include the Ch$293,000 million of additional provisions and Ch$ 6,000 million of provisions required by the regulator.
9. Provision expense annualized divided by average loans.
10. Core capital divided by risk-weighted assets, according to BIS III definitions by the FMC.
11. Tier 1 capital by risk-weighted assets, according to BIS III definitions by the FMC.
12. Tier 2 capital by risk-weighted assets, according to BIS III definitions by the FMC.

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9 13. Regulatory capital divided by risk - weighted assets, according to BIS III definitions by the FMC. 14. Total clients decreased 2.9% YoY due to the Bank closing accounts with no activity. 15. Individual clients that have 4 products or more with a minimum level of profitability and minimum usage. Companies with a minimum profitability and usage. 16. Clients that use our digital clients at least once a month.

Section 2: Business environment Competitive position We are the largest bank in the Chilean market in terms of loans (excluding loans held by subsidiaries of Chilean banks abroad) and the second largest bank in terms of total deposits (excluding deposits held by subsidiaries of Chilean banks aboard) . We have a leading presence in all the major business segments in Chile, and a large distribution network with national coverage spanning across all the country . We offer unique transaction capabilities to clients through our 247 branches and digital platforms . Our headquarters are in Santiago, and we operate in every major region of Chile . Santander Chile provides a wide range of banking services to its customers, including commercial, consumer and mortgage loans as well as current accounts, time deposits, savings accounts and other transactional products . In addition to its traditional banking operations, it offers financial services, including leasing, factoring, foreign trade services, financial advisory services, acquiring, and brokerage of mutual funds, securities, and insurance . Banco Santander Chile is one of the companies with the highest risk classifications in Latin America with an A 2 rating from Moody's, A - from Standard and Poor's, A+ from Japan Credit Rating Agency, AA - from HR Ratings and A from KBRA . All our ratings as of the date of this report have a Stable Outlook . As of December 31 , 2023 , we had total assets of Ch $ 70 , 857 , 888 million (U . S . $ 81 , 031 million), outstanding gross loans (including interbank loans) at amortized cost of Ch $ 40 , 811 , 866 million (U . S . $ 46 , 671 million), total deposits of Ch $ 29 , 675 , 768 million (U . S . $ 33 , 936 million) and shareholders’ equity of Ch $ 4 , 367 , 158 million (U . S . $ 4 , 994 million) . The BIS capital ratio as of December 31 , 2023 , was 17 . 6% , with a core capital ratio of 11 . 1% . As of December 31 , 2023 Santander Chile employed 9 , 229 people and has 247 branches throughout Chile . For more information on the constitution of our business please see Section 2 of our Management Commentary for 1 Q 22 our in our annual integrated report 2023 . Ranking among peers 2 Market share 1 Santander 1 17.6% Total loans 3 14.5% Commercial loans 1 21.2% Mortgage loans 1 19.7% Consumer loans 2 20.3% Demand deposits 2 15.5% Time deposits 1 26.5% Current accounts (#) 1 23.4% Credit card purchases ($) 3 16.3% Branches (#) 3 15.5% Employees (#) November 2023 Indicators 1 4 47.4% Efficiency ratio 5 11.2% ROAE (12M average) 6 0.7% ROAA . Source: FMC, as of November 2023, current accounts, credit card purchases (last 12 months), branches and employees as of October 2023. Peers: Banco de Chile, BCI, Banco Estado, Itaú y Scotiabank 10

Operating environment All of our operations and substantially all of our customers are located in Chile . Consequently, our financial condition and the results of our operations are substantially dependent on the economic conditions prevailing in Chile . During the months of the last quarter of the year, the economy begins to stabilize, although domestic demand is still weakened . There are specific supply factors that have allowed the activity to present better results in those months . But with the strong decline of the IMACEC in the last month of 2023 (published on February 1 , 2024 ), it follows that the GDP would have closed the year with a variation of - 0 . 2% , less than the 0 % previously estimated . We estimate that these results, in part, are transitory in nature and, therefore, should be reversed . However, they show an economy that still remains fragile, with a recovery that is not assured . The labor market continues without progress . Job creation has picked up, but concentrated in informal jobs . Formal jobs remain stagnant and the employment rate remains below historical averages . Real wages have tended to rise due to the rapid decline in inflation . Inflation fell sharply in December, wit h a variation of - 0 . 5% , strongly surprising on the downside (market estimates pointed to - 0 . 1 % an d the last Monetary Policy Rep o rt had a n implicit 0% ), closing the 2023 CPI at 3 . 9% , w ell b el o w what wa s projected . I n the coming months, we will continue to see limited variations, although, given the volatility shown by some items wit h high incidence, it cannot be rule d out that relevant su rprise s may occur in any direction . A s of January 2024 the n ew consumer basket begins to govern, wit h changes in the weightings an d adjustments in the methodology for raising some prices . According to our preliminary analyses, the new basket should not introduce a bias to price dynamics going forward . Thus, we estimate that in the coming months inflation will continue to decline and will be around the target towards the beginning of the second quarter, although it could rise again in the second quarter due to base effects and then stabilize again at around 3 % from August onwards . The variation of the UF in 4 Q 23 increased strongly compared to the previous quarter ( 1 . 6 % in 4 Q vs 0 . 3 % in 3 Q), closing the year with a UF variation of 4 . 8% . We expect that for next year the UF variation will reach 2 . 5% , the first quarter being lower given the recent December CPI . The last months of the year presented mixed movements in the dollar . We began the quarter with a significant depreciation in the month of October, reaching $ 950 , but after the decision to lower the MPR cuts and suspend the reserve accumulation program, the exchange rate returned to close to its fundamentals (around $ 880 ), to close the year at $ 879 due to the global weakening of the dollar after the Fed's decision that pushed up the prices of currencies throughout the region . At the beginning of the year 2024 , the exchange rate has climbed back to above $ 915 , but we hope that the current decoupling will be corrected, and it would appreciate towards the end of the year to levels close to $ 870 . The monetary policy rate (MPR) reached its maximum of 11 . 25 % in October 2022 . The Central Bank began the rate cut process in July 2023 and has continued with that trend in all its subsequent meetings, closing the year at 8 . 25% . In 11

MPR
12
10
8
6
4
2
0
Jan-22
Mar-22
May-22
Jul-22
Sep-22
Nov-22
Jan-23
Mar-23
May-23
Jul-23
Sep-23
Nov-23
Jan-24

2024, cuts continue with a 100bp drop at the January 31 meeting, as the Central Bank has room to continue with aggressive MPR cuts as inflation as well as core inflation have fallen rapidly.

Summary of economic estimates:

	2021	2022	2023(E)	2024 (E)	2025 (E)
National accounts					
GDP (real var. % YoY)	11.7%	2.4%	**-0.2%**	2.0%	2.5%
Internal demand (real var. % YoY)	21.7%	2.3%	**-4.5%**	2.0%	3.2%
Total consumption (real var. % YoY)	19.3%	3.1%	**-3.1%**	1.9%	2.2%
Private consumption (real var. % YoY)	20.8%	2.9%	**-4.6%**	1.7%	2.2%
Public consumption (real var. % YoY)	13.8%	4.1%	**3.5%**	2.5%	2.1%
Gross fixed capital formation. (Real var. % YoY)	15.7%	2.8%	**-2.2%**	0.2%	2.3%
Exports (real var. % YoY)	-1.4%	1.4%	**0.7%**	3.2%	1.8%
Imports (real var. % YoY	31.8%	0.9%	**-11.3%**	3.1%	4.3%
Currency and Exchange Market					
CPI Inflation	7.2%	12.6%	**3.9%**	3.0%	3.0%
UF Inflation	6.6%	13.3%	**4.8%**	2.5%	2.8%
CLP/US$ exchange rate (year's exercise)	852	875	**879**	870	880
Monetary policy rate (year's exercise, %)	4.0%	11.25%	**8.25%**	4.0%	3.75%
Labor market					
Unemployment (%)	7.2%	7.9%	**8.7%**	8.5%	8.0%
Fiscal policy					
Public expenditure (real var. % YoY)	31.6%	-24.0%	**2.2%**	3.5%	3.5%
Central Government balance (% GDP)	-7.7%	1.3%	**-2.7%**	-2.3%	-2.3%

(E) Banco Santander Chile estimates.

Constitutional Convention

After the December 2023 referendum where the Chilean population rejected the second proposal for a new constitution for Chile, the current constitution remains valid and there is a political consensus that a new process will not be carried out. Any proposed changes can be made to the current constitution through the processes already established in Congress.

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13 Tax reform The Chilean Finance Ministry presented a tax reform proposal to Congress in July 2022 , but raised several criticism and doubts from both the private and the political sectors, in particular, regarding those aspects that could impact the country`s competitiveness and investment levels . The proposed reform was rejected on March 2023 . After the rejection of the proposal, the discussion of the reform focused on the mining royalty . A new tax project for mining was proposed and approved in mid - May 2023 . In general, the project establishes a new tax scheme for mining operators that produce more than 50 , 000 metric tons of fine copper per year that considers a 1 % ad - valorem tax on annual copper sales, and a component on the mining margin with rates between 8 % and 26 % according to operating margin . A maximum potential tax burden was set between 45 . 5 % and 46 . 5 % depending on the volume of production . This new tax structure will come into effect as of 2024 and, under the regime, it expects to collect 0 . 45 % of GDP (equivalent to approximately US $ 1 . 350 billion), of which US $ 450 million will be distributed directly to promote the productive development of regions and districts throughout the country . Meanwhile, the government is carrying out a fiscal pact, seeking to modernize the current tax system, prioritize spending, greater transparency of state services and fiscal supervision . As part of this, they hope to encourage investment, productivity and formalization of the economy while closing opportunities for tax evasion . In this context, on January 23 , 2024 , the government presented the Tax Obligation Compliance Project . This bill seeks to raise 1 . 5 % of GDP through 7 thematic axes : i) Modernization of the tax administration and the Tax and Customs Courts ; ii) Control of informality ; iii) Tax crimes ; iv) Aggressive tax planning ; v) New powers for the Taxpayer Ombudsman's Office ; vi) Regularization of tax obligations ; vii) Institutional strengthening and probity . This project will be submitted to Congress during January . Pension reform In November 2022 , the Chilean government presented a new bill for pension reform to Congress . The new proposal creates a Mixed Pension System . It maintains the individual capitalization system and complements it with a contributory pillar with social security logic . The 6 % additional contribution charged to the employer is allocated to social security, whose benefits are distributed among pensioners using social security criteria, better diversifying idiosyncratic risks among people . Also, a new institutional structure is created where public and private entities coexist . The Executive has proposed the creation of the Autonomous Pension Administrator, which will be in charge of the collection of individual and social security contributions, pension payments and other operational functions . In addition, there will be a public institution that, together with private institutions, will take charge of the financial management of the pension funds . People will have the right to choose which type of institution invests the individual capitalization savings . Additionally, all pensions will be paid out as annuities and the programmed withdrawal option will be eliminated . Lastly, the Universal Guaranteed Monthly Pension (PGU) will be increased to Ch $ 250 , 000 /month (US $ 300 ) . This bill has yet to be approved by Congress . On January 24 , 2024 , the Chamber of Deputies approved legislation on this matter, sending the project to the Senate for second processing . Now the initiative must be discussed in the Labor and Finance Commissions of the Upper House . Chamber of Deputies approved the creation of Social Security and its administration, in addition to issues related to

14 the Universal Guaranteed Pension and financing formula . And on the other hand, the new 6 % contribution rate was rejected along with the creation of a public institution for the financial management of the funds . All in all, the financial system welcomes this advance since it will imply greater savings at the country level . Pillar 2 – Basel III Implementation In the context of the implementation of Basel III in Chile, the FMC on December 12 , 2023 put out for consultation adjustments to the regulations on capital requirements for banks, referring to the component known as Pillar 2 . In this new cycle, the FMC is evaluating and quantifying the non - traditional material risks to which each bank is exposed, to determine whether or not the application of regulatory capital charges through the use of Pillar 2 is appropriate . The risks covered in Pillar 1 , covers the Traditional risks, considered to be : credit, market and operational risks . And the non - traditional risks that Pillar II seeks to cover are (and which depend on the business model of each bank) : the market risks of the banking book ; credit concentration ; reputational ; strategic ; cybersecurity ; geopolitical, climatic, among others . Subsequently, on January 17 , 2024 , the FMC applied the current regulations on additional capital requirements according to Pillar II, where the Council resolved to apply said requirements to the following institutions : Banco Bice, Banco BTG Pactual Chile, Banco Consorcio, Banco de Chile, Banco Estado, Banco Internacional, Banco Security, HSBC Bank (Chile) and Scotiabank Chile . The previous decision is based on the capital self - assessment process through the Effective Equity Self - Evaluation Report (IAPE) carried out annually by all banks in the month of April . In this report, it is the banks themselves who determine their internal objective of effective equity necessary to cover their material risks over a horizon of at least three years . And in addition, the IAPE corresponding to the year 2023 also considers the risks for which there is no measurement standard, such as market risk in the banking book and credit concentration risk . Finally, these new charges respond entirely to the risk of credit concentration and market risk in the banking book . For this last risk, the FMC has proposed changing the definition of a typical bank and eliminating the 15 % CET 1 threshold regarding the impact on economic value . This discussion will take place in the coming months so Pillar II charges are likely to change for all banks in the coming years . Interchange fees In February 2023 the Committee for the Fixing of the Interchange Rate limits proposed new limits to the interchange fees . These were approved in April 2023 , and their implementation will be gradual . In 18 months (Oct - 24) In 6 months (Oct - 23) Current rate Type of card 0.35% 0.5% 0.6% Debit 0.80% 1.14% 1.48% Credit 0.80% 0.94% 1.04% Prepaid

15 New Fogape Apoya Chile (Fogape Support Chile) New state guarantees for micro, small and medium companies for working capital, investment and refinancing of debt . This program is available until December 31 , 2023 and could potentially support up to 60 thousand companies who are in vulnerable sectors such as tourism, cultural activities, agriculture and construction . New Fogaes Banco Santander Chile will participate in the new FOGAES loans . The objective of the new special guaranteed fund (FOGAES), launched on April 5 by the government, is to support families in obtaining a mortgage loan for the purchase of their first home, within the framework of the Government's measures for security economic situation of families in the country . This will also contribute to the reactivation of the sector . The Fogaes Law involves an initial fiscal contribution of 50 million dollars and is made up of two programs that will last 12 months : the Housing Support guarantee program and the construction support program . The Housing Support program is intended to facilitate access to mortgage loans to buy a home for the first time . This program establishes that financial institutions can provision between 80 % and 90 % of the value of the home with the same parameter used for 80 % of the value . With the above, it aims to reduce the cost of financing granted by the financial institution . The Fogaes Construction Support program is intended to support access to financing for companies in the real estate and construction sectors. The requirements to access the construction support program are: ● Have annual sales over UF100,000 and up to UF1,000,000. ● Have at least one transfer corresponding to an activity on the list defined in the regulations. New regulation for consumer provisions During 2022 , the FMC published a draft for a new standardized consumer loan provisioning model for banks . The FMC estimated an impact for the entire industry of about US $ 1 , 000 million and the Bank estimated an impact of expense of between Ch $ 100 , 000 million to Ch $ 150 , 000 million . In October 2023 , the FMC published a second draft for consultation for the same model, estimating an initial impact of US $ 487 million for the entire system . We estimate that the impact of this regulations will be Ch $ 90 , 000 million for the Bank . According to what is written by the FMC, it can be covered with voluntary provisions already established in previous periods . Regulation and supervision In Chile, only banks may maintain checking accounts for their customers, conduct foreign trade operations, and, together with regulated non - banking financial institutions, such as Cooperatives, accept time deposits . The principal authorities that regulate financial institutions in Chile are the Financial Market Commission ( FMC) and the Central Bank . Chilean banks are primarily subject to the General Banking Law, and secondarily subject, to the extent not

16 inconsistent with this statute, to the provisions of the Chilean Companies Law governing public corporations, except for certain provisions which that expressly excluded. For more information on the regulation and supervision of our Bank please see Section 2 of our Management Commentary for 1Q22 . For more information on the General Banking Law click here . For more information about the FMC, see the following website: www.cmfchile.cl For more information on the Central Bank, see the following website: www.bcentral.cl

Section 3: Segment information Segment information is based on financial information presented to upper management and the Board . The Bank has aligned segment information in a manner consistent with the underlying information used internally for management reporting purposes and with that presented in the Bank's other public documents . The Bank's senior management has been determined to be primarily responsible for the Bank's operational decision - making . The Bank's operating segments reflect the organizational and management structures . Top management reviews internal information based on these segments to assess performance and allocate resources . Description of segments Banca Retail (Individuals and SMEs) This segment consists of individuals and small to medium - sized entities (SMEs) with annual sales less than Ch $ 3 , 000 million (U . S . $ 3 . 75 million) . This segment gives customers a variety of services, including consumer loans, credit cards, auto loans, commercial loans, foreign exchange, mortgage loans, debit cards, checking accounts, savings products, securities brokerage, and insurance brokerage . Additionally, the SME clients are offered government - guaranteed loans, foreign trade services, leasing and factoring . Middle - market This segment serves companies and large corporations with annual sales exceeding Ch $ 3 , 000 million (U . S . $ 3 . 75 million) . It also serves institutions such as universities, government entities, local and regional governments and companies engaged in the real estate industry who carry out projects to sell properties to third parties and annual sales exceeding Ch $ 800 million (U . S . $ 1 . 0 million) with no upper limit . The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, securities brokerage, and insurance brokerage . Also, companies in the real estate industry are offered specialized services to finance projects, chiefly residential, with the aim of expanding sales of mortgage loans . Corporate Investment Banking (CIB) This segment consists of foreign and domestic multinational companies with sales over Ch $ 10 , 000 million (U . S . $ 12 . 5 million) . The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, project finance, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, investments, savings products, securities brokerage and insurance brokerage . This segment also consists of a Treasury Division which provides sophisticated financial products, mainly to companies in the Middle - market segment and Corporate Investment Banking . These include products such as foreign exchange services, derivatives, securitization and other tailor - made products . The Treasury Division may act as broker to transactions and manages the Bank’s trading fixed income portfolio . Corporate activities (“Other”) This segment mainly includes our Financial Management Division, which develops global management functions, including managing inflation rate risk, foreign currency gaps, interest rate risk, liquidity risk and capital levels . Liquidity risk is managed mainly through wholesale deposits, debt issuances and the Bank’s available - for - sale portfolio . This segment also manages capital allocation by unit . These activities, with the exception of our inflation gap, usually result in a negative contribution to income . In addition, Corporate Activities encompasses all the intra - segment income and all the activities not assigned to a given segment or product with customers . % of loans % of net results from operating segments 17

Results by segment

Accounting financial information

As of December 31, 2023

(Ch$ million)	Retail Banking	Middle market	CIB	Total Business sub-segments	Corporate activities	Total
Net interest income[1]	1,381,014	459,256	248,381	2,088,651	(967,213)	1,121,438
Change YoY	22.3%	18.0%	73.0%	25.6%	1409.5%	(29.8%)
Net fee and commission income	376,643	64,964	50,457	492,063	10,576	502,640
Change YoY	20.4%	3.7%	35.3%	19.2%	(296.5%)	23.4%
Total financial transactions, net	44,777	28,185	185,623	258,585	41,654	300,239
Change YoY	29.0%	22.7%	17.3%	19.7%	2373.1%	37.9%
Core revenues	**1,802,434**	**552,404**	**484,461**	**2,839,299**	**(914,982)**	**1,924,317**
Change YoY	**22.0%**	**16.3%**	**42.8%**	**23.9%**	**1250.1%**	**(13.4%)**
Provision for loan losses	(423,689)	(54,537)	1,751	(476,475)	2,883	(473,593)
Change YoY	56.7%	(14.8%)	(115.5%)	37.8%	(111.5%)	27.7%
Net operating profit from business segments	**1,378,745**	**497,867**	**486,212**	**2,362,824**	**(912,100)**	**1,450,725**
Change YoY	**14.3%**	**21.2%**	**48.3%**	**21.5%**	**883.3%**	**(21.7%)**
Operating expenses[2]	**(661,901)**	**(106,851)**	**(95,914)**	**(864,666)**	**(11,482)**	**(876,147)**
Change YoY	**4.1%**	**1.6%**	**4.3%**	**3.8%**	**(47.7%)**	**2.5%**
Net contribution from business segments	**716,844**	**391,017**	**390,298**	**1,498,158**	**(923,582)**	**574,578**
Change YoY	**25.6%**	**27.9%**	**65.4%**	**34.7%**	**705.2%**	**(42.4%)**

1. Includes net income from interest and readjustments.
2. Includes personnel expenses, administrative expenses and depreciation.

18

Retail banking:

Accounting financial information

ACTIVITY

Ch$ million	Dec-23	Dec-23/ Dec-22	QoQ
Loans	29,066,792	7.3%	3.1%
Deposits	13,896,076	2.5%	2.2%

LOANS COMPOSITION


Mass income
0.5%
Middle
income
19%
SMEs
13%
High
income
68%

RESULTS

Ch$ million	Dec-23	YoY	4Q23	QoQ
Net income from interest and readjustments	1,381,014	22.3%	357,467	1.6%
Fees	376,643	20.4%	86,011	-13.6%
Financial transactions	44,777	29.0%	12,887	21.5%
Total income	**1,802,434**	**22.0%**	**456,365**	**-1.2%**
Provisions	(423,689)	56.7%	(104,437)	4.1%
Net operating income	**1,378,745**	**14.3%**	**351,928**	**-2.7%**
Expenses	(661,901)	4.1%	(168,137)	0.9%
Net contribution	**716,844**	**25.6%**	**183,791**	**-5.8%**

Business activity:

Santander seeks to grow in retail banking in a responsible manner, with a focus on sustainability for our customers with the highest levels of client service and through an efficient and productive phygital distribution strategy. 87% of loans to individuals go to high-middle income earners, yet the Bank has an innovative strategy for mass income.

Santander Life continues to be one of the main contributors in new client growth with a digital onboarding process of current account openings. Life clients are quickly monetized and have a high NPS score throughout the incorporation process.

Also, with the objective on continuing our commitment on financial inclusion, we launched "Más Lucas" the first 100% digital on-boarding interest-bearing sight and savings account for the mass market. This product does not charge any maintenance or transaction fees, on the other hand, the sight account pays a fixed rate on a monthly basis in respect to the balance maintained in the account.

Santander Consumer (car financing)

This year this business has been very proactive in increasing alliances with different automotive companies, achieving 14 new commercial alliances in 2023 and being the first financing option in more than 30 brands.

Wealth management & insurance

This unit aims to unify the investment offer, allowing greater consistency in all segments and the communication of products and services. Its approach focuses on generating a specialized strategy for the investments of each segment, establishing unique digital and communication development plans. It has two core businesses: Asset Management and Investment Services.

19

20 SMEs: Through digital onboarding and initiatives such as Getnet, offering solutions for your businesses, we have managed to grow our customer base by 19 . 1 % in 2023 . Retail Banking loans grew 7 . 3 % YTD and 3 . 1 % compared to the previous quarter . Mortgage loans continued to increase 2 . 5 % QoQ and 8 . 5 % YoY, higher than the increase in the UF, which increased only 1 . 6 % QoQ and 4 . 8 % YoY, indicating that we are beginning to see that the origination of new mortgages is beginning to grow . On the consumer side, the increase of 6 . 0 % YTD and 2 . 9 % QoQ, are driven mainly by credit cards loans that grow 12 . 4 % YoY . Finally, SMEs have decreased by 1 . 8 % YTD but with an increase in the quarter of 2 . 4% . We are beginning to see a reactivation in this segment after several periods of contraction due to SMEs accessing Fogape loans during the pandemic, which led to a drop in demand for new SME loans for some periods . Now that the Covid Fogapes are over, demand for new loans is increasing . On the other hand, total deposits in this segment increased 2 . 5 % YTD and 2 . 2 % QoQ due to the increase in the customer base and checking accounts, including accounts in MX, in addition to the attractive rates on time deposits . Results: The net contribution of retail banking increased 25 . 6 % YoY . The margin increased 22 . 3 % YoY due to a better mix of funding and loan growth . Fees in this segment increased strongly by 20 . 4 % YoY, driven by card fees due to greater usage and the increase in the client base, as well as the fees generated by Getnet . Provisions increased 56 . 7 % YoY, without including additional provisions, due to the growth of the portfolio in the year, slowing economic growth and the normalization of asset quality of our retail loans after historically low levels of non - performing loans due to the increase in liquidity of our clients in recent periods . Operating costs increased in a controlled manner by 4 . 1 % YoY as the Bank continues its digital transformation, generating greater operating efficiencies . Compared to 3 Q 23 , the net contribution of retail banking increased 5 . 8 % QoQ . The margin increased by 1 . 6 % QoQ mainly due to the higher spreads earned on demand deposits and a greater volume of current accounts . Commissions in this segment decreased 13 . 6 % in the quarter, mainly as a result of lower commissions for insurance brokerage for products not related to loans as well as lower commissions for collections and prepayments of consumer loans . Provisions increased 4 . 1 % QoQ mainly due to the higher consumer provision expenses due to an increase in NPLs on these loans in line with the labor market . The operating costs increased 0 . 9 % QoQ, mainly due to greater publicity and marketing costs related to the products in this segment .

21 Middle market Accounting financial information ACTIVITY QoQ Dec - 23/ Dec - 22 Dec - 23 Ch$ million - 0.5% 1.5% 8,774,343 Loans - 3.5% - 9.8% 5,513,939 Deposits Business activity: The credit portfolio of this segment increased 1 . 5 % YTD, as a result of the strong depreciation of the Chilean peso in the year, and decreased 0 . 5 % QoQ, due to the appreciation in recent months, affecting the loans denominated in US $ . Deposits decreased 9 . 5 % YTD and 3 . 5 % QoQ, due to the high levels of liquidity of these clients in previous years, which in 2023 have been almost completely drained . The main strategic objective of this segment is to focus on the client's total profitability, in credit and non - credit activities . Sustainable financing has also been a focus with US $ 407 million in sustainable loans disbursed during 2023 . Results: Net contribution from the Middle Market increased 27 . 9 % YoY, with an increase in total revenues of 16 . 3 % due to a 18 . 0 % growth in net interest income as a result of a better loan and the decrease in deposits in the period . Additionally, commissions increased by 3 . 7 % in line with the greater activity of clients in payments and other products, and compensated by lower fees from factoring and guarantees . Provisions in this segment decreased 14 . 8 % YoY due to lower growth in loans and a better behavior in some industries such as construction and real estate when compared to 2022 , despite greater risks in sectors such as agriculture that we saw affected with the intense rains and floods resulting from the “El Niño phenomenon”, which mainly affected the central regions of Chile where there is a lot of crops . Expenses remain stable as a result of the efficiencies generated by technological projects . In the quarter, the net contribution of Middle Market decreased 6 . 1 % QoQ, due to lower provision expense of 35 . 3 % QoQ as a result of lower provisions made in the quarter compared to 3 Q 23 when we reclassified some clients who graduated to the individual provisioning model . Expenses in the quarter increased 0 . 9 % in line with progress with the technological initiatives in this segment . RESULTS QoQ 4Q23 YoY Dec - 23 Ch$ million - 3.6% 110,909 18.0% 459,256 Net income from interest and readjustments 1.9% 16,475 3.7% 64,964 Fees 4.0% 6,987 22.7% 28,185 Financial transactions - 2.6% 134,371 16.3% 552,404 Total income - 35.3% (15,315) - 14.8% (54,537) Provisions 4.1% 119,056 21.2% 497,867 Net operating income 0.9% (27,049) 1.6% (106,851) Expenses 6.1% 92,007 27.9% 391,017 Net contribution

22 Corporate Investment Banking (CIB): Accounting financial information Business activity: The loan portfolio in the CIB segment increases by 3 . 3 % YTD due to an increase in factoring loans and foreign trade loans and decreases 1 . 5 % QoQ due to exchange rate effects . Deposits increased 24 . 4 % YTD and a 6 . 2 % QoQ due to higher demand for time deposits in CLP considering the higher rates . Results: Total income from this segment increased 65 . 4 % YoY . Net income from interest and readjustments increased 73 . 0 % YoY due to a better margin from its financing sources due to the increase in current account balances . Also noteworthy is the year - on - year increase in fees of 35 . 3 % due to a better performance from financial advisory and financial brokerage and also greater customer treasury income of 17 . 3 % YoY in line with this segment ǲ s focus on non - lending income . Regarding provisions, during the quarter there was a release in provisions due to the increase in loans with good payment behavior and a decrease in non - performing loans . Expenses increased 4 . 3 % YoY due to higher amortization of technology and administrative costs . In the quarter, CIB's net contribution fell 9 . 9 % as a result of higher provisions in the quarter after a release in 3 Q 23 and an increase in expenses related to the amortizations of technological projects and administrative costs, offset by higher commissions due to greater financial advice in the quarter and a slight increase in interest income and readjustments due to a better spread and greater volume of checking accounts in the quarter . ACTIVITY QoQ Dec - 23/ Dec - 22 Dec - 23 Ch$ million - 1.5% 3.3% 3,077,491 Loans 6.2% 24.4% 8,256,291 Deposits RESULTS QoQ 4Q23 YoY Dec - 23 Ch$ million 2.5% 62,087 73.0% 248,381 Net income from interest and readjustments 24.0% 14,057 35.3% 50,457 Fees - 3.0% 42,625 17.3% 185,623 Financial transactions 2.5% 118,769 42.8% 484,461 Total income - 219.5% (3,807) - 115.5% 1,751 Provisions - 3.4% 114,962 48.3% 486,212 Net operating income 24.3% (28,169) 4.3% (95,914) Expenses - 9.9% 86,793 65.4% 390,298 Net contribution

Corporate center/ Financial Management:

Accounting financial information:

ACTIVITY

Ch$ million	Dec-23	Dec-23/ Dec-22	QoQ
Loans	-106,740	-489.1%	29.9%
Deposits	2,009,462	162.9%	36.7%

RESULTS

Ch$ million	Dec-23	YoY	4Q23	QoQ
Net income from interest and readjustments	(967,213)	--%	(151,176)	-52.2%
Fees	10,576	--%	(1,310)	-76.3%
Financial transactions	41,654	--%	(5,805)	-129.1%
Total income	**(914,983)**	**--%**	**(158,290)**	**-47.6%**
Provisions	2,883	--%	2,249	--%
Net operating income	**(912,100)**	**--%**	**(156,041)**	**-48.3%**
Expenses	(11,482)	(47.7%)	(1,196)	-61.4%
Net contribution	**(923,582)**	**--%**	**(157,237)**	**-48.4%**

Results:

The Bank's results from corporate activities and ALM contributed with a loss of Ch$924 billion to results in the nine-month period ended December 31, 2023. This was mainly due to a lower margin. During the period we received lower income from interest and readjustments due to an increase in the cost of funding managed by the ALCO due to the increase in short-term rates and the lower carry earned over the portion of the held to collect investment portfolio of Central Bank bonds held as collateral against the FCIC financing lines that were offered to banks during the pandemic to keep loan growth flowing. Both the collateral and the FCIC lines come due in 2024.

Compared to 2Q23, the net loss of the corporate center decreased 48.4% QoQ due to a better result from net income from interest and readjustments due to higher inflation and an improvement in the cost of funding in the quarter as a consequence of the MPR rate cuts.

23

Section 4: Balance sheet and results

Balance sheet

Loan growth led by retail banking

Total loans increased 1.9% QoQ and 5.3% YTD, mainly driven by the retail segment, mortgage and consumer loans (credit cards).

Approximately 58% of our portfolio is indexed to the UF, including most mortgage loans and around 36% of the commercial loans. Regarding loans in foreign currency, around 21% of commercial loans (of the BEI and CIB segments) are denominated in foreign currency, mainly in US dollars.

Loans by segment:

Accounting financial information

		YTD		Var %	
(Ch$ million)	**Dec-23**	**Sep-23**	**Dec-22**	**Dec-23/Dec-22**	**Dec-23/Sep-23**
Consumer loans	**5,598,350**	**5,440,518**	**5,282,812**	**6.0%**	**2.9%**
Santander Consumer (auto)	893,631	888,903	887,555	0.7%	0.5%
Credit Cards	1,735,788	1,571,262	1,544,176	12.4%	10.5%
Other consumer loans	2,968,931	2,980,353	2,851,081	4.1%	(0.4%)
Residential mortgage loans	17,073,439	16,650,160	15,729,010	8.5%	2.5%
SME	**3,754,592**	**3,666,932**	**3,688,979**	**1.8%**	**2.4%**
Retail banking[1]	**29,066,792**	**28,179,460**	**27,081,897**	**7.3%**	**3.1%**
Middle-market	8,774,343	8,820,787	8,641,652	1.5%	(0.5%)
Corporate Investment banking (CIB)	3,077,491	3,124,060	2,978,420	3.3%	(1.5%)
Others[2]	(1,482)	15,138	169,739	(100.9%)	(109.8%)
Total loans[3] [4]	**40,917,143**	**40,139,445**	**38,871,708**	**5.3%**	**1.9%**

1. Includes consumer loans, residential mortgage loans, SME loans and other commercial loans to individuals at amortized cost. See note 13 of the financial statements
2. Others includes other non-segmented loans and interbank loans. See note 6 of the financial statements.
3. Total gross loans at amortized cost.
4. The clients included in each business segment are constantly revised and reclassified if a client no longer meets the criteria for the segment, they are in. Therefore, variations of loan volumes and profit and loss items reflect business trends as well as client migration effects.

The Middle market segment's loan portfolio increases 1.5% YTD, mainly driven by positive conversion gains on dollar-denominated loans against the depreciation of the Chilean peso of 2.9% in 2023, while in 4Q23, the loan book decreased 0.5% with the Chilean peso appreciating 1.7% compared to 3Q23, mainly affecting our import and export clients. Loans in the CIB segment increased 3.3% YTD influenced by greater demand for factoring and foreign trade in addition to the effect of the exchange rate on loans in dollars. The decrease of 1.5% QoQ is mainly explained by the effect of the appreciation of the Chilean peso in the quarter.

Retail banking loans grew 3.1% QoQ and 7.3% since December 31, 2022, driven by growth in mortgages. In recent periods, the origination of new mortgage loans has decreased due to high inflation and rates, however, in the second half of the year mortgage loans once again grew stronger than inflation, reaching a growth of 2.5% QoQ and 8.5% from December 31, 2022 in the way that clients adjust to market conditions.

24

Consumer loans increased 2 . 9 % QoQ and 6 . 0 % YTD . Between the end of 2019 and 2021 credit card loans decreased 7 . 0 % as clients reduced large purchases such as travel and hotels which fuels credit card loans . At the same time many clients paid off credit card debt with the liquidity obtained from government transfers and pension fund withdrawals . At the end of 2022 , as household liquidity levels returned to normal and holiday travel resumed credit card loans began to grow again . In the last quarter we have seen an acceleration of credit card loans, mainly related to the increased use of cards and seasonality . As for the SME loans, after several quarters with a contraction in this portfolio, growth is beginning to normalize . During the pandemic, our SME clients had access to Fogape programs with a state guarantee . As clients are finishing paying their debt and also thanks to the increase in SME clients through checking accounts and Getnet, the demand for credit in this segment is reactivating . Given the above, the SME segment portfolio increased 2 . 4 % QoQ and decreased 1 . 8 % YTD . Financial investments Financial investments : Accounting financial information Var % YTD Dec - 23/Sept - 23 Dec - 23/Dec - 22 Dec - 22 Sept - 23 Dec - 23 (Ch$ million) (63.8%) (36.2%) 154,046 271,684 98,308 Financial assets held for trading at fair value through profit or loss (Trading) (34.3%) (22.9%) 6,023,039 7,058,984 4,641,282 Financial assets at fair value through other comprehensive income (Available for sale) 72.0% 68.0% 4,867,591 4,752,706 8,176,895 Financial assets at amortised cost (Held - to - maturity) 6.9% 16.9% 11,044,677 12,083,373 12,916,485 Total It is important to point out that our financial investment portfolio is only comprised of HQLA such as Central Bank bonds and notes, Chile sovereign bonds and U . S . treasuries . During the quarter, the Bank began to make use of the Liquidity Deposit Program announced by the Central Bank in September 2023 . This program has the objective of facilitating the payment of the FCIC to banks . This instrument is at a floating MPR and matches the date of the first payment of the FCIC (April 1 , 2024 ) . By regulation, this instrument must be recorded at amortized cost in the HTM portfolio . Given the above, the Bank began to replace part of the Central Bank papers that were in the portfolio available for sale (mostly PDBCs) with Liquidity Deposits, explaining the variations in the quarter of these portfolios . As of December 31 , 2023 , the Bank has invested $ 3 , 392 , 609 million in this instrument . The rest of the HTM portfolio is composed of Central Bank bonds that we had previously set aside as collateral for the utilization of the FCIC . At the end of December 2023 , the total HTM portfolio have a fair market value of Ch $ 7 , 927 , 729 million . 25

26 Solid liquidity levels and total deposits increase 3.9% QoQ Funding: Accounting financial information Var. % YTD Dec - 23/Sept - 23 Dec - 23/Dec - 22 Dec - 22 Sept - 23 Dec - 23 (Ch$ million) 4.9% (3.9%) 14,086,226 12,904,084 13,537,826 Demand deposits 3.1% 24.3% 12,978,790 15,651,236 16,137,942 Time deposits 3.9% 9.6% 27,065,015 28,555,320 29,675,768 Total Deposits 5.4% 25.5% 8,162,924 9,720,987 10,247,039 Mutual Funds brokered 1 1.1% 9.8% 9,490,009 10,306,847 10,423,705 Bonds 2 2.1% 8.3% 5,584,084 5,923,563 6,048,867 Central Bank lines 175.2% 192.8% 212.2% Liquidity coverage ratio 3 116.0% 104.4% 106.5% Net stable funding ratio 3 1. Banco Santander Chile is the exclusive broker of mutual funds managed by Santander Asset Management S.A. Administradora General de Fondos, a subsidiary of SAM Investment Holdings Limited. This figure does not form part of the Consolidated Financial Statements of the Bank. 2. Includes regulatory capital financial instruments (AT1 and Tier 2). 3. Calculated according to Chilean regulations. The last increase by the Central Bank was in October 2022 where the monetary policy rate (MPR) reached 11 . 25% , closing the cycle of increases . The increase in the rate and the prolonged maintenance of this high level had a direct impact on our funding cost . The downward cycle began with a first cut of 100 bp at the end of July and five consecutive rate cuts with the MPR finishing 2023 in 8 . 25% . The Bank's total deposits increased 2 . 9 % QoQ and 9 . 6 % YTD . The increase was driven by time deposits that increased 24 . 3 % YTD, mainly in the CIB segment, because high rates led our clients to switch to more attractive deposits explaining the decrease of 3 . 9 % YTD of demand deposits . The growth in the fourth quarter is due to both time deposits and demand deposits with our clients maintaining more liquidity for the end of the year . Our clients' investments through mutual funds intermediated by the Bank also grew in the quarter, reaching an increase of 5 . 4 % QoQ and 25 . 5 % YTD . The bonds increased 1 . 1 % QoQ and 9 . 8 % YTD . During 2023 , the Bank has placed bonds for UF 7 . 7 million, CLP $ 424 , 400 million, US $ 30 million and JPY $ 25 , 500 million, taking advantage of attractive opportunities in the different fixed income markets at a national and international level . In addition to the above, in mid - October the Bank placed its first green bond under its ESG Framework which incorporates ESG criteria focusing on the green mortgage product . The objective of the transaction is to refinance or finance new operations of this product, which is offered by the Bank for the purchase of homes, based on energy efficiency certifications existing in the industry, and which benefits clients with a preferential rate . This is the first green bond with use of funds for green mortgages in the country . The instrument was placed privately to a Japanese investor with the advice of Daiwa Securities Capital Markets, for an amount of JPY 8 , 000 million, equivalent to US $ 53 million, for a term of two years and with a rate of 0 . 845% . Additionally, in the first days of 2024 , the Bank issued a senior bond for a total of CHF 225 million in the Swiss market with a term of 3 years and a rate of 2 . 445% . The Bank's Liquidity Coverage Ratio (LCR), which measures the percentage of liquid assets over net cash outflows, as of December 31 , 2023 , was 212 . 2% , well above the minimum . As of the same date, the Bank's Net Stable Funding Ratio

27 (NSFR), which measures the percentage of illiquid assets financed through stable funding sources, reached 106.5%, also well above the current regulatory minimum established for this index. Total equity increases 6.0% in 2023 Equity: Accounting financial information Var. % YTD Dec - 23/Sept - 23 Dec - 23/Dec - 22 Dec - 22 Sept - 23 Dec - 23 (Ch$ million) 0.0% 0.0% 891,303 891,303 891,303 Capital 0.0% 10.7% 2,815,170 3,115,239 3,115,239 Reserves (91.8%) (96.9%) (167,147) (63,863) (5,242) Valuation adjustment Retained Earnings: (39.2%) (17.1%) 28,339 38,618 23,487 Retained earnings prior periods 55.4% (38.6%) 808,651 319,486 496,404 Income for the period 42.4% (37.8%) (247,508) (108,164) (154,033) Provision for dividends, payments of interests and reappreciation of issued regulatory capital financial instruments 4.2% 5.8% 4,128,808 4,192,619 4,367,159 Equity attributable to equity holders of the Bank (0.1%) 13.8% 109,564 124,879 124,735 Non - controlling interest 4.0% 6.0% 4,238,372 4,317,497 4,491,893 Total Equity Total equity reached Ch $ 4 , 491 , 893 million as of December 31 , 2023 , an increase of 4 . 0 % QoQ mainly due to the increase in profit for the period . Compared to December 31 , 2022 , total equity grew by 6 . 0 % due to a lower loss in valuation accounts, which decreased by 96 . 9 % in the period due to a better result from inflation hedges by decreasing inflation breakeven levels . This was offset by the dividend payment approved by the ordinary shareholders meeting in April where the distribution of 60 % of 2022 profits was agreed and lower net income in 2023 compared to 2022 .

Solid capital levels with CET1 in 11.1% with an ROAE of 16.6% in 4Q23

Capital adequacy and ROAE:

Non- Accounting financial information

	YTD			Var. %	
(Ch$ million)	**Dec-23**	**Sept-23**	**Dec-22**	**Dec-23/Dec-22**	**Dec-23/Sept-23**
Core Capital (CET1)	4,397,881	4,275,569	4,212,916	4.4%	2.9%
AT1	608,721	818,358	779,997	(22.0%)	(25.6%)
Tier I	**5,006,601**	**5,093,927**	**4,992,913**	**0.3%**	**(1.7%)**
Tier II	1,972,132	1,746,535	1,766,133	11.7%	12.9%
Regulatory capital	**6,978,733**	**6,840,461**	**6,759,047**	**3.3%**	**2.0%**
Market risk weighted assets	4,793,740	5,278,293	5,554,604	(13.7%)	(9.2%)
Operational risk weighted assets	4,424,739	4,412,394	4,070,594	8.7%	0.3%
Credit risk weighted assets	30,333,749	30,208,640	28,401,718	6.8%	0.4%
Risk weighted assets	**39,552,229**	**39,899,327**	**38,026,916**	**4.0%**	**(0.9%)**
Core Capital ratio	**11.1%**	**10.7%**	**11.1%**		
Tier I ratio	12.7%	12.8%	13.1%		
Tier II ratio	5.0%	4.4%	4.6%		
BIS ratio	**17.6%**	**17.1%**	**17.8%**		
Leverage[1]	**6.7%**	**6.5%**	**6.9%**		
Quarterly ROAE	**16.6%**	**5.4%**	**10.1%**		
YTD ROAE	**11.9%**	**10.4%**	**21.6%**		

1. Leverage: Core Capital / Regulatory total assets, according to FMC standards.

Our CET1 ratio remains solid at 11.1% and the total Basel III ratio reaches 17.6% at the end of December 2023. Risk-weighted assets (RWA) increased 4.0% YTD and decreased 0.9% QoQ. We are actively seeking to reduce our market risk-weighted assets through netting and novation of our derivatives portfolio, resulting in a 9.2% decrease this quarter.

At the same time, core capital increased by 2.9% QoQ mainly due to lower growth in results and an increase of 4.4% YTD which considers the payment of dividends authorized at the last shareholders meeting in the month of April.

The Bank's ROAE was 16.6% in 4Q23 compared to 5.4% in 3Q23, due to greater inflation in the quarter and the rate cuts that improved our margin. The accumulated ROAE 2023 is 11.9%.

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Results

Income from interest and readjustment rebound in 4Q23 due to greater inflation (UF variation) and a lower MPR

Income from interest and readjustment:

Accounting financial information

	YTD		Var. %	Quarterly			Var. %	
Ch$ million	**Dec-23**	**Dec-22**	**Dec-23/ Dec-22**	**4Q23**	**3Q23**	**4Q22**	**4Q23/ 4Q22**	**4Q23/ 3Q23**
Net interest income[1]	742,484	602,367	23.3%	251,814	190,748	130,093	93.6%	32.0%
Net readjustment income[2]	378,954	995,979	(62.0%)	127,473	20,411	146,845	(13.2%)	524.5%
Total net income from interest and readjustment	**1,121,438**	**1,598,345**	**(29.8%)**	**379,286**	**211,159**	**276,938**	**37.0%**	**79.6%**

1. Net interest income from all interest earning assets and liabilities that are not linked to inflation (UF) and financial cost of cash flow hedges.
2. Net interest income from assets and liabilities indexed to inflation (UF) and financial cost of inflation hedge accounting

Net interest margin indicators:

Non-Accounting financial information

	YTD		Var. %	Quarterly			Var. %	
Ch$ million	**Dec-23**	**Dec-22**	**Dec-23/ Dec-22**	**4Q23**	**3Q23**	**4Q22**	**4Q23/ 4Q22**	**4Q23/ 3Q23**
Average interest-earning assets	51,001,193	48,005,535	6.2%	52,494,159	51,262,755	49,690,494	5.6%	2.4%
Average loans	39,624,358	37,915,757	4.5%	40,421,445	39,492,171	39,055,060	3.5%	2.4%
Avg. net gap in inflation indexed (UF) instruments[1]	6,875,280	7,849,843	(12.4%)	7,693,604	7,721,824	6,121,130	25.7%	(0.4%)
Interest earning asset yield[2]	8.6%	8.5%		9.1%	7.9%	8.9%		
Cost of funds[3]	6.8%	5.4%		6.5%	6.6%	7.1%		
Net interest margin (NIM) [4]	**2.2%**	**3.3%**		**2.9%**	**1.6%**	**2.2%**		
Inflation rate[5]	4.8%	13.3%		1.6%	0.3%	2.5%		
Central Bank reference rate	8.3%	11.3%		8.3%	9.5%	11.3%		
Average Central Bank reference rate	10.50%	8.51%		9.06%	10.38%	11.19%		

1. The average gap between assets and liabilities indexed to Unidades de Fomento (UF), an inflation-indexed unit.
2. Interest income divided by average interest earning assets.
3. Interest expense divided by the sum of interest bearing liabilities and demand deposits.
4. Net interest income divided by average interest earning assets.
5. Inflation measured as the variation in the UF in the period.

Year to date net interest income and readjustments (NII) as of December 2023 decreased by 29.8% compared to the same period in 2022. This decrease in NII was mainly due to lower inflation in the period, a higher funding cost caused

29

30 by a higher MPR and to a lesser extent by our financial investments held to maturity that are at a fixed rate . The above is partially offset by a higher spread earned on deposits . Net income from readjustments decreased 62 . 0 % in 12 M 23 compared to the same period in 2022 , given that the variation in the UF reached 4 . 8 % in 12 M 23 compared to 13 . 3 % in the same period in 2022 . The UF GAP is significantly lower in 12 M 23 compared to 12 M 22 , decreasing 21 . 4% , in line with lower inflation expectations . The Bank has a shorter duration of interest - bearing liabilities than interest - bearing assets, so our liabilities recognize the change in prices more quickly than our assets . After the rapid rise in the MPR that began in mid - 2021 and continued throughout 2022 , the Central Bank began to cut the MPR in July 2023 from 11 . 25% , with five successive cuts to reach 8 . 25 % in December 2023 . This has produced a rapid recovery in net interest income, increasing by 23 . 3 % in 12 M 23 compared to 12 M 22 . Despite the above, the effect of lower inflation has been significantly greater, decreasing the NIM from 3 . 3 % as of December 31 , 2022 to 2 . 2 % as of December 31 , 2023 . During the third quarter of 2023 , the Central Bank began to cut the MPR from 11 . 25 % to 10 . 25 % at the end of July to 9 . 50 % in September . Given this, net interest income increased by 3 . 9 % in 9 M 23 compared to 9 M 22 . Despite the above, the effect of a lower inflation has been significantly greater, decreasing the NIM from 3 . 7 % as of September 30 , 2022 , to 2 . 0 % as of September 30 , 2023 . In 4 Q 23 , total net income of interest and readjustments increased by 79 . 6 % QoQ and 37 . 0 % compared to 4 Q 22 and the NIM for 4 Q 23 increased from 2 . 2 % in 4 Q 22 to 1 . 6 % in 3 Q 23 to 2 . 9 % in 4 Q 23 . The above responds to the fact that, first of all, the variation in inflation measured by the variation of the UF was 1 . 6 % in 4 Q 23 , much higher than the 0 . 3 % in 3 Q 23 , however lower compared to 2 . 5 % in 4 Q 22 , explaining the 524 . 5 % increase in net income from readjustments in 4 Q 23 compared to 3 Q 23 and the 13 . 2 % decrease compared to 4 Q 22 . When compared to 4 Q 22 , the GAP UF has increased 25 . 7 % as a result of less favorable terms in the inflation hedge market in 2023 , and which has remained stable compared to 3 Q 23 . Secondly, the cuts in the monetary policy rate are already producing a better funding cost, which decreases from 7 . 1 % in 4 Q 22 to 6 . 6 % in 3 Q 23 to 6 . 5 % in 4 Q 23 . Our time deposits represent 31 . 6 % of our funding, and in general these deposits take the new rate between 30 and 60 days . The swap of the FCIC at a variable rate represents 11 . 9 % of our funding and therefore with each rate reduction the funding cost improves (an immediate effect since the derivative takes the new rate on the same day the MPR is lowered) . Given the above, net interest income increases 93 . 6 % compared to 4 Q 22 and 32 . 0 % compared to 3 Q 23 . We estimate that the Central Bank will continue to cut the rate during 2024 , with the average MPR around 6 . 1% . It is important to consider that 4 Q 23 inflation will not be repeated during 2024 , so we estimate a normalization towards 3 % annually . With this scenario, we estimate that our NIM for 2024 will begin weaker than the last quarter of 2023 but as 2024 progresses it will recover to reach levels of 3 . 0 % to 3 . 5 % for the full year .

31 Cost of credit of 1.20% YTD and coverage of 157.3% Provision expense: Accounting financial information Var. % Quarterly Var. % YTD 4Q23/ 3Q23 4Q23/ 4Q22 4Q22 3Q23 4Q23 Dec - 23/ Dec - 22 Dec - 22 Dec - 23 Ch$ million 3.5% 9.6% (137,148) (145,127) (150,254) 37.0% (418,066) (572,590) Provisions for credit risk for interbank loans and loans 1 (48.1%) (45.9%) (4,657) (4,856) (2,521) (82.9%) (42,717) (7,312) Special provisions for credit risk 2 1.9% 7.7% (141,806) (149,983) (152,776) 25.9% (460,783) (579,903) Gross provisions 9.8% 28.2% 24,688 28,807 31,643 18.2% 90,577 107,069 Recovery of written - off loans -- % 7.1% (166) 480 (178) 45.8% (521) (759) Impairment for credit risk for other financial assets at amortized cost and financial assets at fair value through other comprehensive income 0.5% 3.4% (117,284) (120,695) (121,310) 27.7% (370,727) (473,593) Provisions for credit risk 1. Includes write - offs. 2. Includes additional voluntary provisions and provisions for contingent loans . Indicators of asset quality and cost of credit Non Accounting financial information 1. Annualized provision expense divided by average loans. 2. Balance sheet provisions include additional provisions over non - performing loans During the Covid - 19 pandemic, asset quality benefited from state aid and withdrawals from pension funds, which produced a positive evolution of these during that period, later normalizing in line with the economy and the drainage of excess liquidity from households . More recently, the behavior of our clients is reflecting the state of the economy and the labor market, where delinquencies are slightly higher than usual . Given the above, in 4 Q 23 , the non - performing loan ratio (NPL) increased from 1 . 8 % in 4 Q 22 to 2 . 3 % in 3 Q 23 and 4 Q 23 with data for 4 Q 23 below the rising trend due to a calendar effect in the quarter . The impaired portfolio ratio increases from 4 . 8 % in 4 Q 22 to 5 . 5 % in 3 Q 23 and 5 . 6 % in 4 Q 23 . Finally, the expected loss ratio (provisions for credit risk divided by total loans) remains more stable, increasing to 2 . 8 % in 4 Q 23 , from 2 . 7 % in 4 Q 22 as a result of higher provisions made in recent periods . The expense for net credit losses totaled Ch $ 473 , 593 million in the twelve - month period ended December 31 , 2023 , an increase of 27 . 7 % compared to the same period in 2022 and in the same line, the cost of credit goes from 0 . 98 % at the end of December 2022 to 1 . 20 % in 2023 . Quarterly YTD 4Q22 3Q23 4Q23 Dec - 22 Dec - 23 1.20% 1.22% 1.20% 0.98% 1.20% Cost of credit 1 2.7% 2.8% 2.8% 2.7% 2.8% Expected loss ratio (LLA / total loans) 1.8% 2.3% 2.3% 1.8% 2.3% NPL ratio (90 days or more overdue/ total loans) 4.8% 5.5% 5.6% 4.8% 5.6% Impaired loan ratio (impaired loans / total loans) 185.3% 158.0% 157.3% 185.3% 157.3% Coverage of NPLs 2

32 In the quarter, the expense for credit losses increased 0 . 5 % Q/Q as a result of an increase in recoveries of 9 . 8 % and a decrease in the creation of special provisions for credit risk of 48 . 1 % Q/Q T Finally, the expense of provisions for credit risk for banks and loans and accounts receivable from clients grows 3 . 5 % explained by the acceleration of consumer loans, particularly credit cards in the quarter . With these results, the cost of credit in 4 Q 23 remained stable at 1 . 20 % in 4 Q 23 . The NPL portfolio coverage ratio (which includes the voluntary provisions of Ch $ 293 billion assigned by the Board of Directors between the 2020 - 2022 and Ch $ 6 billion due to the requirement of our regulator) decreased from 185 . 3 % in 4 Q 22 to 157 . 3 % in 4 Q 23 and remained stable compared to 3 Q 23 . We estimate that the evolution of portfolio quality in the coming quarters will follow the trend of the economy in 2024 . Provision expense for credit risk by product : Accounting financial information Var. % Quarterly Var. % YTD 4Q23/ 3Q23 4Q23/ 4Q22 4Q22 3Q23 4Q23 Dec - 23/ Dec - 22 Dec - 22 Dec - 23 Ch$ million 11.4% (49.5%) (158,218) (71,700) (79,874) (3.4%) (301,682) (291,433) Consumer loans 7.8% -- % 48,041 (34,043) (36,693) 703.5% (16,172) (129,940) Commercial loans (68.3%) (33.3%) (7,107) (14,952) (4,743) (1.2%) (52,872) (52,220) Residential mortgage loans 0.5% 3.4% (117,284) (120,695) (121,310) 27.7% (370,727) (473,593) Total Provision for loan losses To understand the variations with the previous year, it is important to consider that in September 2022 , the Board of Directors approved transferring Ch $ 120 , 000 million of voluntary provisions from the commercial portfolio to the consumer portfolio, in four equal installments of $ 30 , 000 million, as of that date . This is in order to cover the expected increase in consumption provisions as a result of the new standardized provision model that the CMF is proposing and which, to date, has not yet been approved . Considering the above, consumer loan provision expenses decreased 3 . 4 % in 12 M 23 compared to the same period in 2022 and 49 . 5 % in 4 Q 23 compared to 4 Q 22 . The consumer NPL ratio increased from 1 . 6 % in December 2022 to 1 . 9 % in September 2023 to 2 . 1 % in December 2023 . The increase is mainly related to the liquidity levels of households that have already returned to pre - pandemic levels added to a weaker economy . Given the above, the total impaired consumer ratio increased, going from 3 . 4 % in December 2022 to 4 . 5 % in September 2023 and 4 . 9 % in December 2023 . This deterioration and the growth of 10 . 5 % of credit card loans in 4 Q 23 produced an increase in consumer provisions of 11 . 4 % compared to 3 Q 23 and the consumer NPL coverage ratio decreased from 467 . 3 % in September 2023 to 413 . 8 % in December 2023 . Commercial loan provision expenses increased 703 . 5%% in 12 M 23 due to the transfer of voluntary provisions from commercial to consumer which produced a release of commercial provisions in 4 Q 22 . Compared to 3 Q 23 , commercial loan provisions increased 7 . 8 % while the commercial NPL ratio increased from 2 . 5 % in December 2022 to 3 . 0 % in September 2023 to 3 . 2 % in December 2023 the same as the impaired commercial ratio, which increases from 7 . 0 % in 4 Q 22 to 7 . 7 % in 3 Q 23 and then shows a slight improvement to 7 . 6 % in 4 Q 23 . This mainly responds to a more challenging macroeconomic environment for companies, high rates and slowing activity . On the other hand, the commercial NPL coverage ratio decreases from 173 . 6 % in December 2022 to 146 . 1 % in September 2023 and 137 . 1 % in December 2023 .

33 Provision expenses for mortgage loans decreased 1 . 2 % in 12 M 23 compared to the same period in 2022 and 33 . 3 % Q/Q and 68 . 1 % compared to the same quarter of the previous year . This is explained by the evolution of the mortgage NPL ratio, which in December 2022 was 1 . 2% , then worsened to 1 . 6 % in September 2023 and then improved to 1 . 3% . The impaired mortgage ratio increased from 2 . 7 % in December 2022 to 3 . 4 % in September 2022 and 3 . 7 % in December 2023 , indicating that clients are renegotiating their credit . With the above, the mortgage NPL coverage ratio rises from 64 . 4 % in December 2022 and 62 . 3 % in September 2023 to 74 . 1 % in December 2023 . For more information on credit risk and asset quality see Section 6 : Risk . Fees increase 23 . 4 % compared to the same period in 2022 , driven by the greater client base and usage of products Net commissions increased 22 . 4 % in 12 M 23 compared to the same period in 2022 due to increased customers and greater use of products . With this, the recurrence ratio (total net commissions divided by total expenses) increased from 42 . 4 % accumulated as of December 2022 to 55 . 3 % accumulated as of December 2023 , demonstrating that more than half of the Bank's expenses are financed with the commissions generated by our clients . In 4 Q 23 commissions decreased 5 . 2 % QoQ mainly due to lower insurance brokerage and lower collection fees . However, the commissions of our products continue with good trends . The evolution of commissions by products was as follows : Fees by product : Accounting financial information Var. % Quarterly Var. % YTD 4Q23/ 3Q23 4Q23/ 4Q22 4Q22 3Q23 4Q23 Dec - 23/ Dec - 22 Dec - 22 Dec - 23 Ch$ million 18.0% 23.3% 30,019 31,364 37,019 25.2% 105,002 131,418 Card fees 1.2% 9.5% 14,647 15,838 16,031 7.6% 56,543 60,823 Asset management (18.1%) (0.8%) 13,459 16,300 13,353 17.0% 52,568 61,511 Insurance brokerage (9.5%) (8.5%) 8,679 8,768 7,938 (4.1%) 35,935 34,462 Guarantees, pledges and other contingent op . (29.4%) (10.9%) 13,986 17,652 12,456 12.7% 54,060 60,912 Collections 6.5% 9.5% 14,339 14,745 15,702 14.0% 52,226 59,538 Current accounts 46.7% 65.9% 9,987 11,296 16,571 81.2% 27,060 49,039 Getnet (11.1%) 55.6% 2,449 4,289 3,812 24.7% 11,348 14,152 Prepayment of loans -- % -- % 744 1,298 (7,650) 145.7% 12,527 30,786 Others (5.2%) 6.4% 108,309 121,550 115,234 23.4% 407,269 502,640 Total fees Credit and debit card fees increased 25.2% in 12M23 compared to the same period in 2022 and 18.0% QoQ due to the growth of our Life cards, as well as increased usage by all our card user clients.

34 Collection fees grew 12 . 7 % in 12 M 23 compared to the same period last year and 20 . 6 % QoQ due to higher loan collection fees and the collection of loan - related insurance premiums . In 4 Q 23 collection commissions fell 10 . 9 % compared to 4 Q 22 and 29 . 4 % Q/Q due to lower collections related to insurance collections in the quarter . Insurance brokerage increased 17 . 0 % in 12 M 23 compared to the same period in 2022 driven by an increase in insurance for individuals, not related to credit such as life insurance, mainly due to advances in digital platforms that facilitate customers to search and buy these products online in an easier way . In 4 Q 23 , insurance brokerage commissions fell 18 . 1 % compared to 3 Q 23 due to lower non - credit insurance commissions in the quarter . Current account fees increased 14 . 0 % in 12 M 23 compared to the same period in 2022 , while in 4 Q 23 , they increased 6 . 5 % QoQ and 9 . 5 % compared to 4 Q 22 . Growth in account openings continued to grow strongly during the quarter . As of October 2023 (latest data available), Santander Chile had a market share of 25 . 6 % in the total number of current accounts . Additionally, this includes a strong increase in customer demand for US dollar checking accounts as customers can digitally open this type of account through our Santander Life platform in a few easy steps . We have opened 132 , 020 accounts in the last 12 months to reach a total of 329 , 741 dollar checking accounts, reaching a total market share of 39 . 4% . Getnet, our acquiring business, provided a strong increase in the SME client base for the bank, with more than 182 , 000 SMEs as clients . Currently it already has more than 163 thousand POS machines in operation and presents an increase of 6 . 7 % QoQ . Loan prepayment fees increased 24 . 7 % in 12 M 23 compared to the same period in 2022 and 55 . 6 % in 4 Q 23 compared to 4 Q 23 due to higher levels of prepayment of consumer loans . Compared to 3 Q 23 , loan prepayment fees fell 11 . 1 % in the fourth quarter, mainly due to lower commercial loan prepayments . In the last item, others, commissions for financial advice are considered, which experienced good due to CIB's good business . Also during 2 Q 23 , provisions were reduced as a result of the good results of the contractual relationship with the insurer Zurich, allowing the release of reserves of around $ 10 billion . In 4 Q 23 , the contract with our support company Santander Gestión de Recaudación y Cobranzas, Ltda was adjusted, producing an extraordinary expense in the quarter . Solid client treasury income with net financial results increasing 37 . 9 % in 12 M 23 Net financial results Accounting financial information Var % Quarterly Var % YTD 4Q23/ 3Q23 4Q23/ 4Q22 4Q22 3Q23 4Q23 Dec - 23/ Dec - 22 Dec - 22 Dec - 23 Ch$ million (66.1%) (108.9%) 100,797 (26,390) (8,943) 17.4% 78,191 91,761 Financial assets and liabilities for trading (2646.5%) 382.8% (18,443) 3,497 (89,049) 7326.6% (1,628) (120,934) Result from derecognition of financial assets and liabilities at amortized cost and of financial assets at fair value with changes in other comprehensive income 48.6% (708.2%) (25,433) 104,099 154,687 133.5% 141,090 329,412 Changes, readjustments and hedge accounting in foreign currency (30.2%) (0.4%) 56,922 81,206 56,695 37.9% 217,652 300,239 Net financial results

35 Net financial results recorded a profit of Ch $ 300 , 239 million in 12 M 23 , an increase of 37 . 9 % compared to 12 M 22 , mainly due to higher gains on foreign exchange hedges . In 4 Q 23 , net financial results recorded a loss of $ 89 , 049 million due to losses from writing off financial assets at fair value in the quarter and a loss from trading financial assets and liabilities, which was partially offset by a higher gain in exchanges, readjustments and accounting hedges of foreign currency . For a better understanding of these lines, they are presented by business area in the following table : Net financial results by business : Non - Accounting financial information Var % Quarterly Var % YTD 4Q23/ 3Q23 4Q23/ 4Q22 4Q22 3Q23 4Q23 Dec - 23/ Dec - 22 Dec - 22 Dec - 23 Ch$ million (0.0%) 9.0% 53,866 58,729 58,719 12.2% 219,112 245,926 Client -- % -- % 3,055 22,477 (2,024) -- % (1,460) 54,313 Non - client 1 (30.2%) (0.4%) 56,922 81,206 56,695 37.9% 217,652 300,239 Net financial results 1. Non client treasury income. These results include interest income and the mark - to - market of the Bank’s trading portfolio, realized gains from the Bank’s available for sale portfolio and other results from our Financial Management Division. Revenue from client treasury services reached a profit of Ch $ 245 , 926 million as of 12 M 23 , an increase of 12 . 2 % compared to the same previous period, and an increase of 9 . 0 % in 4 Q 23 compared to 4 Q 22 and stable compared to 3 Q 23 . These improved results reflect greater client demand for treasury products such as spot currency purchases, forward contracts and derivatives due to high market volatility and increases in the monetary policy rate . Non - customer treasury totaled Ch $ 54 , 313 million, increasing considerably compared to the period of the previous year . In 12 M 22 , negative non - customer treasury results were recorded due to a loss from the management of Financial Management liabilities, which was not repeated in 2023 . The decrease in non - customer income in 4 Q 23 compared to 3 Q 23 is mainly due to negative results in the inefficiency of hedges of the portfolio managed by Financial Management and the sale of portfolios in the period . Operating expenses decreased 5.4% in 12M23, demonstrating the solid cost control in the year Operating expenses decreased 5 . 4 % in 12 M 23 compared to the same period in 2022 demonstrating solid cost control in the quarter as the Bank continues to improve its productivity levels . In 4 Q 23 operating expenses increased 4 . 1 % QoQ due to higher administration expenses . The Bank's efficiency ratio reached 46 . 6 % as of December 31 , 2023 , higher than the 42 . 8 % in the same period last year, due to lower growth of our operating income . On the other hand, the ratio of costs to assets decreased to 1 . 3 % in 12 M 23 vs 1 . 4 $ in the same period last year . Productivity also continues to improve, with volumes (loans plus deposits) per branch increasing 24 . 0 % YoY and volumes per employee growing 8 . 9 % YoY . This increase in productivity is a reflection of the strength of our digital channels and a higher level of automation in the different cost centers . During 2023 , the Bank has focused on advancing in the execution of its investment plan of US$450 million for the years 2023-2026 with a focus on digital initiatives and the renovation of branches.

Operating expenses:

Accounting financial information

	YTD		Var %	Quarterly			Var %	
Ch$ million	**Dec-23**	**Dec-22**	**Dec-23/ Dec-22**	**4Q23**	**3Q23**	**4Q22**	**4Q23/ 4Q22**	**4Q23/ 3Q23**
Personnel expenses	(412,275)	(414,808)	(0.6%)	(95,465)	(105,668)	(99,876)	(4.4%)	(9.7%)
Administrative expenses	(320,111)	(310,219)	3.2%	(92,611)	(78,115)	(83,751)	10.6%	18.6%
Depreciation and amortization	(143,762)	(129,993)	10.6%	(36,472)	(36,310)	(33,816)	7.9%	0.4%
Other operating expenses	(31,638)	(106,306)	(70.2%)	(13,604)	(10,571)	(18,773)	(27.5%)	28.7%
Impairment	(1,912)	-	--%	(1,912)	-	-	--%	--%
Operating expenses	**(909,697)**	**(961,326)**	**(5.4%)**	**(240,064)**	**(230,664)**	**(236,215)**	**1.6%**	**4.1%**

Other indicators of productivity and efficiency:

Non-Accounting financial information

	YTD		Var %	Quarterly			Var %	
Ch$ million	**Dec-23**	**Dec-22**	**Dec-23/ Dec-22**	**4Q23**	**3Q23**	**4Q22**	**4Q23/ 4Q22**	**4Q23/ 3Q23**
Branches	**247**	**286**	**(13.6%)**	**247**	**254**	**286**	(13.6%)	(2.8%)
Traditional	136	182	(25.3%)	136	154	182	(25.3%)	(11.7%)
WorkCafé	86	74	16.2%	86	76	74	16.2%	13.2%
WorkCafé Expresso	5	-	--%	5	4	-	--%	25.0%
Middle market centers	16	24	(33.3%)	16	16	24	(33.3%)	0.0%
Select	4	6	(33.3%)	4	4	6	(33.3%)	0.0%
Employees	**9,229**	**9,389**	**(1.7%)**	**9,229**	**9,077**	**9,389**	**(1.7%)**	**1.7%**
Efficiency ratio[1]	**46.6%**	**42.8%**	**+383bp**	**43.1%**	**54.1%**	**52.4%**	**(923bp)**	**(1,098bp)**
Volume per branch (Ch$ million)[2]	285,801	230,548	24.0%	285,801	270,452	230,548	24.0%	5.7%
Volume per employee (Ch$ million)[3]	7,649	7,023	8.9%	7,649	7,568	7,023	8.9%	1.1%
Costs / Assets[4]	1.3%	1.4%	(12bp)	1.3%	1.3%	1.3%	+2bp	+2bp

1. Operating expenses divided by operating income
2. Loans + Deposits divided by branches (point of sale).
3. Loans + Deposits divided by employees
4. Annualized operating expenses / average total assets

36

37 Personnel expenses decreased 0 . 6 % in 12 M 23 compared to the same period in 2022 , due to a lower number of employees, which fell 1 . 7 % in the same period, which was partially offset by the adjustment in salaries in line with inflation . Compared to 3 Q 23 , personnel expenses decreased 9 . 7 % QoQ and 4 . 4 % compared to 4 Q 22 , mainly due to lower spending on short - term incentives in 4 Q 23 in line with the decrease in the number of branches . During 4 Q 23 , the Bank increased the number of collaborators slightly by 1 . 7 % Q/Q as a result of the temporary hiring of tellers for the vacation period (December to March) . Administration expenses increased 3 . 2 % in 12 M 23 compared to the same period in 2022 . Compared to 2022 , the value of the UF has increased 4 . 8 % YoY, increasing expenses related to leases and other long - term contracts and services . In 4 Q 23 , administration expenses increased 18 . 6 % compared to 3 Q 23 and 10 . 6 % compared to 4 Q 22 , due to higher IT and communications expenses and outsourced services such as technological development . Amortization expenses increased 10 . 6 % in 12 M 23 compared to the same period in 2022 and 7 . 9 % in 4 Q 23 compared to 4 Q 22 QoQ and 0 . 4 % QoQ . This increase is explained by greater amortization of internally developed software . During 4 Q 23 , the Bank recognized impairment expenses for Ch $ 1 , 912 million related to software developed for Superdigital, a prepaid card . Más Lucas, our remunerated sight account is replacing this product for this segment . Other operating expenses decreased 70 . 2 % in 12 M 23 compared to the same period in 2022 . The decrease responds to lower expenses for insurance premiums for operational risk events as the Bank has implemented different measures, such as general improvements in security of digital channels, longer and more complex web access codes, physical cards without visible numbers and dynamic CVV, etc . Compared to 3 Q 23 , other operating expenses increase due to higher provisions related to other contingencies in the quarter . Other operating income, income from investments in companies and taxes In these items we highlight the higher result from investments in companies due to the better results of Transbank in the period . As a reminder, we have a 25 % interest in Transbank, and the Bank is in the process of selling its interest in this company . Other operating income and taxes : Accounting financial information Var % Quarterly Var % YTD 4Q23/ 3Q23 4Q23/ 4Q22 4Q22 3Q23 4Q23 Dec - 23/ Dec - 22 Dec - 22 Dec - 23 Ch$ million (21.3%) (74.6%) 2,920 942 742 (31.3%) 5,539 3,807 Other operating income 6.7% (42.0%) 4,062 2,209 2,357 (15.0%) 10,310 8,763 Income from investment in associates (76.3%) 14.7% 1,896 9,186 2,176 117.9% 6,223 13,558 Results from non - current assets and non - continued operations 39.6% -- % 7,248 (13,280) (18,538) (37.0%) (89,430) (56,341) Income tax (7.4%) 17.7% 9.5% 9.8% 9.9% Effective tax rate Income tax expense for 12M23 totaled Ch$56,341 million, a 37.0% decrease compared to the same period of 2022 due to lower profits before taxes, as well as a loss from permanent differences caused by the monetary correction of tax

38 equity capital . For tax purposes, our capital must be readjusted by CPI, therefore, when the CPI is high, the effective tax rate tends to be lower . During 2023 we have also had an expense for permanent differences and deferred taxes which has kept the effective rate lower than normal at 9 . 9% . In 4 Q 23 , tax expenses increased 39 . 6 % compared to the previous quarter due to higher pre - tax profits in the quarter, which grew 160 . 5 % QoQ . However, with a higher CPI and the payment of the semiannual coupon of our AT 1 bond in the month of October, which generates a tax benefit, the effective rate decreased to 9 . 5 % in the quarter . Taxes YTD : Non - Accounting financial information Change % Dec - 23/Dec - 22 Dec - 22 Dec - 23 Ch$ million (37.9%) 913,286 567,155 Income before tax (59.8%) (630,904) (253,670) Price level restatement of capital 1 (314.6%) 48,838 (104,817) Other permanent differences, deferred taxes (37.0%) 331,220 208,670 Adjusted income before tax +0bp 27.0% 27.0% Tax rate (37.0%) (89,430) (56,341) Income tax +14bp 9.8% 9.9% Effective tax rate 1. For tax purposes, capital is indexed to CPI inflation. The statutory tax rate is applied on income before tax after monetary correction of capital. For more information see Note 18 of the Consolidated Interim Financial Statements.

39 Section 5: Guidance Given the above, the expectations of the Bank for volume growth, capital and income for 2024 are as follows: Key factor Guidance Indicator Economic growth. Mid - single digit growth Loans Control of inflation and speed of MPR reduction, asset and liability mix NIM of 3 - 3.5% under current macro assumptions regarding inflation and rates NIM Client growth and product usage, but impacted by lower interchange fees ~8% Non - NII Inflation, total employees, exchange rate, productivity and investment plans In line with inflation Costs Subject to the evolution of the economic cycle and economic recovery 1.2%, asset quality following the economic cycle. Cost of credit Updating based on new rate and inflation scenarios ROE recovering towards normalized levels, 15% - 17% ROE ROE, growth of equity and risk - weighted assets and dividend policy Finishing the year around 11% CET1 Long term ROE expectations remain at 17% - 19%.

Section 6: Risks Risk management in 4 Q 23 has focused on preparing our risk structure for an expected slowdown in economic activity and the labor market . Credit risk Estimation of expected loss : The estimation of provisions is based on models of expected loss, in line with Chapter B 1 of the FMC's Accounting Standards Compendium . The loan portfolio is divided into individually and collectively analyzed loans . Within each group, there are different provision models for consumer loans, mortgages, and commercial loans . The provisions of the majority of loans are determined, in simple terms, through the following formula of expected loss . Provisions for individual assessments According to the FMC, an individual assessment of commercial debtors is necessary for companies that, due to their size, complexity, or level of exposure, must be analysed in detail . The debtors' analysis is primarily focused on their creditworthiness . Therefore, they are classified in the corresponding risk category and by their respective credit transactions and contingent loans before being assigned to one of the following portfolio categories : Normal, Substandard, and Impaired portfolio . For this assignation, several risk factors are considered : the industry or economic sector, their business, partners and management's situation, financial situation, payment ability, and payment performance . Thus, the portfolio assignations are : ● Normal Portfolio : it considers debtors whose payment ability enables them to meet their obligations and commitments and in which there is no foreseeable alteration regarding their economic and financial situation . The classifications assigned to this portfolio are categories from A 1 to A 6 . ● Substandard Portfolio : it includes debtors with financial difficulties or significant deterioration in their payment ability and of which there is reasonable doubt concerning their future reimbursement of the principal and interests within the contractual terms, displaying a limited ability to meet short - term financial obligations . The classifications assigned to this portfolio are categories from B 1 to B 4 . ● Impaired Portfolio : it includes debtors and related loans where recovery is considered remote, as they display a reduced or null repayment capacity . This portfolio encompasses debtors who have stopped paying their 40 loans or show clear signs they will stop paying, as well as those who require forced debt restructuring, reducing the due obligation or delaying their principal repayment or interests ; and any other debtor who is beyond 90 days overdue in their payment of interests or principal . The classifications assigned to this portfolio are categories from C 1 to C 6 . As part of the individual assessment of debtors, the Bank classifies them into the following categories, assigning them a percentage for the probability of default and loss given default (severity), which results in percentages of expected loss . To calculate the provisions to cover an impaired portfolio, firstly, an expected loss rate is determined by calculating the amounts recoverable through financial guarantees and deducting the present value of recoveries obtained through collection services after related expenses . Once the expected loss range is determined, the corresponding provision percentage is applied over the exposure amount, which encompasses loans and contingent loans of the same debtor . The provision rates applied over the calculated exposure are as follows : Al l debtors' credits must be maintained in the impaired portfolio until their payment capacity or performance is normalized, regardless of the sanctioning procedures for each credit, particularly those that comply with the conditions of Title II of Chapter B - 2 of the accounting compendium for CMF banks . (Compendium of Bank Accounting Standards or CNC) . 41

42 Provisions for Group assessments Group assessments are appropriate to address a large volume of transactions that have small individual balances belonging to individuals or small companies . To determine their provisions, group assessments require the clustering of debtors with similar characteristics in terms of debtor type and loan commitments in order to determine both the group's payment behaviour and the recovery of defaulted loans, using technically substantiated estimates and prudential criteria . The model used is based on the debtor's characteristics, payment history, outstanding loans, and defaults, among other relevant factors . The Bank uses methodologies to determine credit risk based on internal and/or standard models to estimate the provisions of the group assessment portfolio . This considers commercial loans for debtors that are not assessed individually, mortgage and consumer loans (including instalment loans, credit cards and overdraft lines) . Such methodology allows the Bank to independently identify the portfolio's performance in the year and thus determine the provision required to cover losses manifested within one year starting from the balance date . The customers are segmented according to their internal and external characteristics into clusters or profiles to differentiate each portfolio's risk in a more appropriate and orderly manner (customer - portfolio model) . This is known as the profile allocation method, which is based on a statistical construction model that, through logistic regression, establishes relations between variables – such as default, external performance, and socio - demographic data, among others – and a response variable that determines the client's risk, in this case a default equal or beyond 90 days . After this, common profiles are defined and assigned a Probability of Non Performance (PNP) and a recovery rate based on a historical analysis known as Severity (SEV) . Once the customers have been profiled and assigned a PNP and a SEV in terms of their loan's profile, the exposure of default is calculated . This estimation includes the customer's book value of loans and accounts receivables added to contingent loans, minus any recoverable amount through collateral enforcement (for credits other than consumer loans) . Notwithstanding the above, to constitute provisions concerning commercial and housing loans, the Bank must establish minimum provisions adhering to the standard method set by the FMC for these types of loans . While such standard model constitutes a minimum prudential baseline, it does not relieve the Bank of its responsibility to have its own internal methodologies for determining sufficient provisions protecting this portfolio's credit risk . The impaired portfolio includes all current and contingent loans of those debtors who are more than 90 days past due in the payment of any interest or principal . It also includes debtors who have been granted a loan to refinance a loan more than 60 days past due and debtors who have undergone forced debt restructuring or partial debt forgiveness . On April 27 , 2022 , in the last amendment to the Compendium of Accounting Standards (CNC) for Banks, it was established that the formation of the group portfolio for commercial exposures, other than student loans, associated with the same counterparty, should not pass a threshold of 20 , 000 UF and 0 . 2 % of the group portfolio . The Bank has implemented this modification, generating a net impact of Ch $ 2 , 344 million in higher provisions for credit risk .

Net financial assets Total Deductible guarantees FOGAPE Covid - 19 Subtotal Established allowances Total Assets before allowances Loans and accounts receivable from customers December 31, 2023 (Ch$ million) Impaired portfolio Substandard portfolio Normal portfolio Impaired portfolio Substandard portfolio Normal portfolio Impaired portfolio Substandard portfolio Normal portfolio Assessment Assessment Assessment Assessment Assessment Assessment Individual Individual Group Individual Individual Group Individual Individual Group Individual Commercial loans 12,701,434 535,003 10,143 524,860 179,198 221,489 22,228 54,048 47,897 13,236,437 388,645 630,709 815,900 4,147,369 7,253,814 Commercial loans 1,085,431 27,465 - 27,465 694 9,329 2,444 402 14,596 1,112,896 1,090 17,098 36,345 10,206 1,048,157 Chilean export foreign trade loans 805,067 23,436 - 23,436 974 5,446 1,499 1,276 14,241 828,503 1,484 11,748 9,926 48,973 756,372 Chilean import foreign trade loans 1,201 77 - 77 - - - - 77 1,278 - - - - 1,278 Foreign trade between third parties 132,781 10,962 - 10,962 6,107 1,493 957 981 1,424 143,743 8,109 2,630 12,436 33,646 86,922 Checking accounts debtors 125,592 12,625 - 12,625 7,939 664 322 2,866 834 138,217 10,260 1,396 2,640 92,497 31,424 Credi card debtors 1,001,472 19,101 - 19,101 5,898 1,676 1,496 738 9,293 1,020,573 5,898 2,998 14,968 40,109 956,600 Factoring transactions 1,215,843 23,134 27 23,107 5,482 7,706 1,684 3,940 4,295 1,238,977 9,208 59,404 116,374 176,260 877,731 Leasing transactions 43,402 3,682 - 3,682 2,483 - - 1,199 - 47,084 10,329 - - 36,755 - Student loans 289,202 14,747 - 14,747 2,556 9,389 28 2,701 73 303,949 5,430 12,064 276 281,631 4,548 Other loans and accounts receivable 17,401,425 670,232 10,170 660,062 211,331 257,192 30,658 68,151 92,730 18,071,657 440,453 738,047 1,008,865 4,867,446 11,016,846 Subtotal Mortgage loans 458 16 - 16 15 - - 1 - 474 54 - - 420 - Loans with letters of credit 1,049 33 - 33 31 - - 2 - 1,082 115 - - 967 - Mortgage transferable mutual loans 90,403 357 - 357 210 - - 147 - 90,760 2,625 - - 88,135 - Mortgage mutual loans financed through mortgage finance bonds 16,759,996 145,994 - 145,994 114,002 - - 31,992 - 16,905,990 627,718 - - 16,278,272 - Other mortgage mutual loans - - - - - - - - - - - - - - - Mortgage financial leasing 73,152 1,981 - 1,981 1,773 - - 208 - 75,133 4,988 - - 70,145 - Other loans and accounts receivable 16,925,058 148,381 - 148,381 116,031 - - 32,350 - 17,073,439 635,500 - - 16,437,939 - Subtotal Consumer loans 3,455,320 253,564 - 253,564 134,795 - - 118,769 - 3,708,884 233,466 - - 3,475,418 - Installment consumer loans 137,925 13,029 - 13,029 6,435 - - 6,594 - 150,954 8,734 - - 142,220 - Current account debtors 1,667,463 68,326 - 68,326 24,389 - - 43,937 - 1,735,789 33,234 - - 1,702,555 - Credit card debtors 2,039 43 - 43 20 - - 23 - 2,082 29 - - 2,053 - Consumer leasing transactions 227 414 - 414 392 - - 22 - 641 537 - - 104 - Other loans and accounts receivable 5,262,974 335,376 - 335,376 166,031 - - 169,345 - 5,598,350 276,000 - - 5,322,350 - Subtotal 39,589,457 1,153,989 10,170 1,143,819 493,393 257,192 30,658 269,846 92,730 40,743,446 1,351,953 738,047 1,008,865 26,627,735 11,016,846 TOTAL

Credit quality of debtors

At the end of December 2023, the non-performing loan rate remained stable compared to September, in 2.26% and greater than 1.8% as of December 2022 after historically low levels due to greater liquidity of our clients during the pandemic. At the same time, the impaired ratio ended at 5.6% in December 2023, increasing slightly from 5.5% in September 2023 and 4.8% in December 2022. The coverage ratio, including additional provisions, reached 157.3% in December 2023 and the expected loss ratio (credit risk provisions divided by total loans) remained stable at 2.8%. In general, the quality of the asset is reflecting the situation that the Chilean economy and the labor market are going through, which has been putting pressure on our clients during 2023.

Asset credit quality

				Var %	
Ch$ million	**Dec-23**	**Sept-23**	**Dec-22**	**Dec-23/ Dec-22**	**Dec-23/ Sept-23**
Total loans[1]	40,811,886	40,042,155	38,729,401	5.4%	1.9%
Loan loss allowances (LLAs)[2]	(1,453,103)	(1,432,461)	(1,329,561)	9.3%	1.4%
Non-Performing Loans[3] (NPLs)	923,852	906,482	717,411	**28.8%**	**1.9%**
Consumer NPLs	118,264	101,840	86,052	37.4%	16.1%
Commercial NPLs	582,343	543,202	439,508	32.5%	7.2%
Mortgage NPLs	223,245	261,439	191,851	16.4%	(14.6%)
Impaired loans[4]	**2,291,621**	**2,215,504**	**1,847,333**	**24.1%**	**3.4%**
Consumer impaired loans	276,000	245,755	179,593	53.7%	12.3%
Commercial impaired loans	1,380,121	1,396,290	1,245,676	10.8%	(1.2%)
Mortgage impaired loans	635,500	573,458	422,064	50.6%	10.8%
Expected loss ratio[5] (LLA / total loans)	**2.8%**	**2.8%**	**2.7%**		
NPL ratio (NPL / total loans)	**2.26%**	**2.26%**	**1.8%**		
Consumer NPL ratio	2.1%	1.9%	1.6%		
Commercial NPL ratio	3.2%	3.0%	2.5%		
Mortgage NPL ratio	1.3%	1.6%	1.2%		
Impaired loan ratio (impaired / total loans)	**5.60%**	**5.5%**	**4.8%**		
Consumer impaired ratio	4.9%	4.5%	3.4%		
Commercial impaired ratio	7.6%	7.7%	7.0%		
Mortgage impaired ratio	3.7%	3.4%	2.7%		
NPL coverage ratio[6]	**157.3%**	**158.0%**	**185.3%**		
Coverage ratio without mortgages[7]	183.8%	196.8%	229.5%		
Consumer coverage ratio[8]	413.8%	467.3%	514.7%		
Commercial coverage ratio[9]	137.1%	146.1%	173.6%		
Mortgage coverage ratio[10]	74.1%	62.3%	64.4%		

1. Includes interbank loans.
2. Adjusted to include Ch$ 293,000 million in additional provisions and Ch$ 6,000 million of additional provisions required by the FMC for the commercial portfolio.
3. Amount includes gross loans with at least one installment 90 days overdue.
4. Impaired loans include: (A) for loans individually evaluated for impairment, (i) the carrying amount of all loans to clients that are rated C1 through C6 and (ii) the carrying amount of loans to an individual client with a loan that is non-performing, regardless of category, excluding residential mortgage loans, if the past-due amount on the mortgage loan is less than 90 days; and (B) for loans collectively evaluated for impairment, (i) the carrying amount of total loans to a client, when a loan to that client is non-performing or has been renegotiated,

44

excluding performing residential mortgage loans, and (ii) if the loan that is non - performing or renegotiated is a residential mortgage loan, all loans to that client. 5. LLA / total loans. Measures the percentage of loan the bank has provisions given internal models and FMC regulations. Adjusted to include Ch$ 293,000 million in additional provisions and Ch$ 6,000 million of additional provisions required by the FMC for the commercial portfolio. 6. LLA / NPLs. Adjusted to include Ch$ 293,000 million in additional provisions and Ch$ 6,000 million of additional provisions required by the FMC for the commercial portfolio. 7. LLA of commercial and consumer loans / NPLs of commercial and consumer loans. Includes additional provision of Ch$122,000 billion in commercial and Ch$154,000 million in consumer portfolio and Ch$ 6,000 million of additional provisions required by the FMC for the commercial portfolio. 8. LLA of consumer loans/consumer NPLs. Adjusted to include the additional provision of Ch$154,000 for consumer portfolio. 9. LLA of commercial loans/ commercial NPLs. Adjusted to include the additional provision of Ch$122,000 million for commercial portfolio and Ch$ 6,000 million of additional provisions required by the FMC for the commercial portfolio. 10. LLA of mortgage loans/mortgage NPLs. Adjusted to include the additional provision of Ch$17,000 million for mortgage portfolio. 45 Distribution by economic sector The Bank's portfolio is also highly diverse in terms of economic sector, with no particular industry representing a significant portion, therefore increasing the possibility of maintaining a stable loan book through time.

46 Market risk There are four significant market risks that may affect the Bank : liquidity, exchange rate, inflation, and interest rate . The measure and control of market risks are the responsibility of Market Risk Management, which is part of the Risk Division . The limits are approved by the various committees in charge, with responsibility falling primarily under the Market Committee and the Asset and Liabilities Committee (ALCO) . The main market risks are also reviewed by the Comprehensive Risk Committee . The Financial and Capital Management areas, as part of the Financial Division, have the following functions, which are supervised and controlled by the ALCO and Risk Management: ● Optimization of the cost of liabilities, seeking the most efficient financing strategies, including the issuance of bonds and bank lines. ● To handle short - and long - term liquidity regulatory limits. ● Management of inflation risk and exposure ● To manage the risk of local and foreign currency rates. ● Capital adequacy and requirements Liquidity risk The Finance Division manages the liquidity risk using a liquid assets portfolio to ensure the Bank always keeps enough liquidity to cover short - term fluctuations and long - term financing while adhering to regulatory internal liquidity requirements . The Financial Management Division receives information from all the business units on the liquidity profile of their financial assets and liabilities, as well as breakdowns of other projected cash flows stemming from future businesses . On the basis of that information, the Financial Management Division maintains a portfolio of liquid short – term assets, comprised mainly of liquid investments, loans and advances to other banks, to make sure the Bank has sufficient liquidity . The business units’ liquidity needs are met through short – term transfers from the Financial Management Division to cover any short – term fluctuations and long – term financing to address all the structural liquidity requirements . The Bank monitors its liquidity position every day, determining the future flows of its outlays and revenues . In addition, stress tests are performed at the close of each month, for which a variety of scenarios encompassing both normal market conditions and conditions of market fluctuation are used . The liquidity policy and procedures are subject to review and approval by the Bank’s Board . Periodic reports are generated by the Market Risk Department, providing a breakdown of the liquidity position of the Bank and its subsidiaries, including any exceptions and the corrective measures adopted, which are regularly submitted to the ALCO for review . The Bank captures demand deposits from Retail, Middle - Market and Corporates, obligations to banks, debt instruments, and time deposits as its main sources of funding . Although most obligations to banks, debt instruments and time deposits mature in over a year, customer (retail) and institutional deposits tend to have shorter maturities and a large proportion of them are payable within 90 days . The short – term nature of these deposits increases the Bank’s liquidity risk, and hence, the Bank actively manages this risk by continual supervision of the market trends and price management . High - quality liquid assets High - Quality Liquid Assets (HQLA) are an essential component in liquidity risk management . They consist of balance sheet assets, mainly comprised of financial investments that are not consigned as collateral, have low credit risk, and have a deep secondary market . According to the Basel III standards, these assets are divided into three levels, with Tier 1 assets being the most liquid and Tier 3 assets being the least liquid .

As of December 31, 2023 the Bank's HQLA amounted to Ch$ 8,048,069 million and corresponded primarily to Level 1 liquid assets, mainly composed of bonds from the Republic of Chile, the Central Bank of Chile, and the US Treasury. Liquid assets (Consolidated Ch$ million) In terms of liquidity, the main metrics that the Bank's Finance Division manages are : 1. Liquidity Coverage Ratio (LCR) 2. Net Stable Finance Ratio (NSFR) LCR Liquidity coverage ratio (LCR), which measures the percentage of Liquid Assets over Net Cash Outflows . As of April 2019 , Chilean banks began reporting their local LCR figures with a minimum level of 60 % in 2020 , 80 % in 2021 and 100 % in 2022 . This indicator is required by the Basel III standards and provides a sustainable maturity structure for assets and liabilities, allowing banks to maintain a stable funding profile in relation to their activities . As of December 31 , 2023 , this indicator for Banco Santander Chile was 212 . 2% , above the minimum . This is a reflection of the conservative liquidity requirements set by the Board through the ALCO committee . Evolution of the LCR NSFR This indicator is a local regulatory version of the NSFR required by Basel III, which provides a sustainable maturity structure for assets and liabilities, so that banks maintain a stable funding profile in relation to their activities . As of December 31 , 2023 , the NSFR was at 104 . 4% . Tier 1: Available; 1.969.547 Tier 1: Fixed income; 6.072.282 Tier 2: Fixed income; 6.240 47

Evolution of the NSFR Interest rate risk : Bank book For the financial management portfolio (bank book), the Bank has more liabilities than assets exposed to short - term rates, and from this, mismatches occur when there are rate adjustments . To manage this risk, Banco Santander Chile performs a sensitivity analysis with respect to local and foreign currency . Through simulations, limits are set in relation to the maximum loss that rate movements may have on capital and net financial income budgeted for the year . December 31, 2023 Effect on capital Effect in net interest income Financial management portfolio – local currency (in millions of Ch$) 353,718 124,904 Loss limit 173,389 79,657 High 88,382 41,151 Low 133,464 62,740 Average Financial management portfolio – foreign currency (in millions of U.S.$) 174,889 157,400 Loss limit 91,935 17,775 High 53,436 227 Low 70,397 9,718 Average Financial management portfolio – consolidated (in millions of Ch$) 353,718 124,904 Loss limit 283,550 75,816 High 246,664 34,663 Low 268,776 64,477 Average 48

VaR trading portfolio In the case of the trading portfolio, risk is estimated and managed through Value at Risk (VaR) limits, where it remained within the established risk limits . Due to the rules established by the Assets and Liabilities Committee (ALCO), the Bank must not have a significant exposure to foreign currencies ; therefore, all exchange rate risk is included in the trading portfolio and is measured and controlled with Value at Risk (VaR) limits . The following table shows the evolution of the Bank's consolidated VaR of the trading portfolio, which includes the exchange rate risk and the interest rate risk of the trading portfolio . December 31, 2023 US$ millions VAR Consolidated VAR 6.81 High 2.61 Low 4.09 Average Fixed - income investments 5.06 High 2.11 Low 3.15 Average Foreign currency investments 5.79 High 0.23 Low 2.20 Average Inflation risk The bank has assets and liabilities that are readjusted according to the variation of the Unidad de Fomento (UF) . In general, the Bank has more assets than liabilities in UF and, therefore, moderate rises in inflation have a positive effect on income from readjustments, while a fall in the value of the UF negatively affects the margin of the Bank . To manage this risk, the ALCO establishes a set of limits on the difference between assets and liabilities denominated in UF . 49

50 Operational risk In general, the indicator of operational risk events on operating income has remained stable and below the system average . As of December 31 , 2023 , operating loss decreased 19 . 0 % compared to the same period last year explained by lower losses from business continuity and lower losses from frauds . Losses from operational risks : Dec - 23/Dec - 22 Dec - 22 Dec - 23 (57.0%) 6,410 2,759 Fraud (16.3%) 6,704 5,611 Labor related 556.0% 116 761 Client / product related 15.4% 221 255 Damage to fixed assets (83.2%) 979 164 Business continuity / systems 56.9% 2,815 4,418 Processing (19.0%) 17,245 13,968 Total

Section 7: Credit risk ratings

The Bank has the following credit risk ratings:

International ratings

Moody's	Rating
Bank Deposit	A2/P-1
Baseline Credit Assessment	Baa1
Adjusted Baseline Credit Assessment	Baa1
Senior Unsecured	A2
Outlook	Stable
Standard and Poor's	**Rating**
Long-term Foreign Issuer Credit	A-
Long-term Local Issuer Credit	A-
Short-term Foreign Issuer Credit	A-2
Short-term Local Issuer Credit	A-2
Outlook	Stable

JCR	Rating
Foreign Currency Long-term Debt	A+
Outlook	Stable
HR Ratings	**Rating**
HR	AA-
Outlook	Stable

KBRA	Rating
Senior Unsecured Debt	A
Outlook	Stable

Local ratings

Local ratings	Feller Rate	ICR
Shares	Level 1	1CN1
Short-term deposits	N1+	N1+
Long-term deposits	AAA	AAA
Mortgage finance bonds	AAA	AAA
Senior bonds	AAA	AAA
Subordinated bonds	AA+	AA+

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Section 8: Stock Performance

As of December 31, 2023

Shareholding structure


Free float
33%
Santander
Group
67%

Volume traded (average)

US$ million, Last twelve months to December 31, 2023


10.3
7,1
3,2
Dec-23
SSE
NYSE

Total Return

Santander ADR vs. SP500 (Base 100 = 12/31/2022)


BSAC
S&P
131,97
126,26
dic.-22
mar.-23
jun.-23
sep.-23

Total Return

Santander vs. IPSA Index (Base 100 = 12/31/2022)


BSAN
IPSA
135,84
117,8
dic.-22
mar.-23
jun.-23
sep.-23

Share Price

ADR Price (US$) 12M23	
12/31/2023:	19.49
Max. (12M23):	21.58
Min. (12M23):	15.51

Local Share Price (Ch$) 12M23	
12/31/2023:	43.00
Max. (12M23):	44.80
Min. (12M23):	31.59

Stock Information

Market Cap.: US$ 9,182 million
P/E last 12 months*: 19.2x
P/BV (12/31/2023)**:1.88
Dividend yield***: 6.8%

* Price as of December 31, 2023 / profits of the last 12 months
** Price/book value as of December 31, 2023
***Based on the closing price of the record date of the last dividend paid.

Dividends

Year paid	Ch$/Share	% of previous year's earnings
Apr & Nov 2020	1.76	60%
2021	1.65	60%
2022	2.47	60%
2023	2.57	60%

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Our success is based on a clear We are building a more responsible bank. Our success is based on our clear purpose, mis s i o n , a a n n d d s s t t y y l e l e f i o n r doing things. everything we do. We are building a more responsible bank. Annex 1: Strategy and responsible banking Our strategy Our Style Our mission Our purpose Simple, Personal and Fair To be the best financial services company , acting responsibly and earning the loyalty of our clients, shareholders, people and communities. Help people and businesses prosper Our behaviors For seven years, The Santander Way has been the guide for employees in the organization . This model encompasses the mission, vision, values, risk culture and behaviors . Companies with a strong internal culture attract and retain talent, as well as perform better . For this reason, the behaviors have "evolved" in The Santander Way, which allow us to face the challenges of the future, marked by customer service . For seven years, The Santander Way has been guiding employees in the organization . This model comprises mission, vision, values, risk culture, and behaviors . Companies with a solid internal culture attract and retain talent and perform better . Behaviors have, therefore, ‘evolved’ in The Santander Way, enabling us to face future challenges marked by our attention to the customer . 53

54 Basing our strategy on the following pillars: …for more than 5 million clients and 450 thousand SMEs 1 based on state - of - the - art technology and customer - focused processes and people. Banco Digital with Work/Café… …with a differential value - added offer and service in transactional products, FX and advice. Specialization and added value in companies... … fostering competition, seeking growth and leading the sustainable finance market. Sustained generation of new business opportunities... … the best place to work in Chile attracting, developing and retaining exceptional people based on merit . Agile, collaborative and high performance organization... 1. Our long term goal For the purposes of this transformation, we have developed a Chile First initiative plan, where we seek to generate, as Santander Chile, an outstanding financial operation in Chile and within the Santander group, to help our customers, employees, communities and shareholders prosper . Responsible Banking Santander defines two major challenges associated with Responsible Banking : Challenge 1: New business environment Establish a solid culture that allows the development of responsible banking . This culture must be resilient, able to adapt to the demands of a competitive and changing business environment . This implies generating bonds of trust with its interest groups, achieving mutual support . For this, a work culture has been established in Santander that can be summarized in three words : Simple, Personal and Fair . Challenge 2: Inclusive and sustainable growth Generate a broad vision of what inclusive growth means . It must go beyond satisfying customer needs and proactively advance specific social goals . This translates into supporting entrepreneurs in the creation of businesses and jobs, strengthening local economies, advancing financial inclusion, contributing to the education of people and generating social investment programs . In addition, sustainable growth drives the Bank's green financing initiatives .

The six Principles of Responsible Banking establish a global standard definition of what it means to be a responsible bank and are aligned with the UN Sustainable Development Goals (SDGs) and the Paris Climate Agreement. These are: Principles of Responsible Banking Alignment Align the commercial strategy to be consistent with the needs of individuals and the objectives of society, in accordance with relevant approaches at the national and international level, such as the SDGs and the Paris agreement . 55 Impact Set and publish impact goals . Constantly increase the positive impacts and, at the same time, reduce the negative effects of the activities, products and services of the organization . Clients Work responsibly with customers to encourage sustainable practices and enable economic activities that create shared prosperity for future generations . Groups of interest Consult, participate and collaborate proactively and responsibly with interested parties, to achieve the goals of society . Governance and Corporate culture Have effective corporate governance and a responsible banking culture, to better implement the principles . Transparency and accountability of counts Periodically review the implementation of these principles and be transparent and accountable for the positive and negative impacts on the organization .

10 Responsible Banking Goals

Additionally, starting in 2019, Santander set goals associated with responsible banking, aligned with people and the community. At the end of 2023, the bank updated its goals regarding this matter, so as of 1Q24 it will only continue to report 7 commitments, given that the others have already been fulfilled. These 7 commitments will be marked with a (*) for this report.

Goals	Progress
To be the best company to work for in Chile. We seek to maintain this leadership position.	For the fifth consecutive year, we received the Top Employer certification in January 2023.
Increase the percentage of women in management positions: Achieve that 30% of the workforce in management positions are women. (* Increased to 35% for 2025)	Currently 33% of women are in managerial positions.
Eliminate the gender wage gap: Our goal is to eliminate it by 2025. The "Iguala Conciliación" seal, delivered by the Ministry of Women and Gender Equality, gives us a path and an official commitment to make progress on this issue. (*)	We currently have a gender pay gap of 2.1%.
Work to financially empower people: Through our financial products such as Life, Mas Lucas and other initiatives. We want to empower four million people by 2025. (*)	Between 2019 and 2023 we have contributed to financially empowering 2,955,591 people.
Grant sustainable financing to clients: To provide green finance to clients by mobilizing USD 1,500 million by 2025 (*)	At the end of 2023 we already have US$850 million in green financing and sustainability linked. In 2Q22, the Santander Group published the ESG framework, under which in 4Q23 the first green bond was issued for JPY 8.000 million equivalent to USD $53 million app.
Increase energy from renewable sources: We are committed to ensuring that 100% of the electrical energy we use comes from renewable sources.	100% of our energy comes from these types of sources as of December 2023.
Being carbon neutral: We join the Group's goal of becoming carbon neutral by 2050 in our financed emissions. Regarding our own operations, the goal is to be carbon neutral by 2025, without the need to offset the footprint with the purchase of carbon credits.	Since 2019 we have mitigated 100% of our carbon footprint of our own operation.
Eliminate single-use plastic in our operation.	In 2021 we eliminate 100% of single-use plastics.
Deliver scholarships, internships, and entrepreneurship programs: We want to deliver 13,500 scholarships, internships, and entrepreneurship programs between 2019 and 2025.(*)	From 2019 to 2023, we awarded 19,234 scholarships for education and entrepreneurship at the local level.
Supporting people through community contribution programs: In social issues between 2019 and 2024 we hope to help more than 500,000 people through our community programs. (*)	From 2019 to 2023, we supported 480,822 people through our education programs and other support measures for the benefit of people in vulnerable situations.
Women on the Board of Directors: we want to maintain between 40% and 60% women on the bank's board of directors. (*new commitment)	By 2023, the total number of women on the board represented 44%.

56

ESG Indicators As a result of the commitment Santander has to people, the environment and good corporate governance, manifested through the main sustainable development and responsible banking initiatives, Santander has achieved the following ESG indicators: Included in Chile, MILA and Emerging Markets International index that evaluates the sustainable development of the Environmental, Social and Governance aspects. Currently we have 78 points, and in the 96th percentile. Included in the Latam Emerging and Global Emerging Indices. Positive evaluation in the Social and Environmental dimension compared to other Banks. 57 At the beginning of 2021 , the Santiago Stock Exchange launched a new S&P IPSA ESG index . Chile is the third Latin American country to have an index that incorporates these dimensions and uses the same methodology as the DJSI . Of the 30 companies that are part of the IPSA, 26 companies were included in this index and Santander has the third highest weight .

Strategic objectives by stakeholder

Clients

Passionate about our clients, their progress and experience

Lead in customer satisfaction

Achieve memorable digital and personal attention with the best advice

Revolutionize our value proposition in savings and transactional products

Main KPIs

	Results 2020	Results 2021	Results 2022	Results 2023
NPS	51% Top 1 (Gap of 3 with second place)	60% Top 1 (Gap of 7 with second place)	57% Top 2 (Gap of 1 with first place)	60% Top 1 (Gap of 4 with second place)
Total clients	3,607,609 (+5.5%)	4,116,301 (+14.1%)	3,910,094 (- 5.0% YoY)	4,052,314 (3.6%YoY)
Loyal clients	764,407 (+8.6%)	832,405 (+8.9%)	855,156 (+2.7% YoY)	850,905 (-0.5 YoY)
Digital clients	1,546,524 (+24.0%)	2,016,947 (+30.4%)	1,981,540 (-1.8% YoY)	2,113,128 (6.6% YoY)

Total clients increased by 3.6%, this despite the fact that the Bank is constantly closing unused accounts to protect people from fraud and cyber attacks. Digital customers grew 6.6% YoY, due to the success of digital initiatives.

Digital Bank with Work/Cafés

Our first strategic pillar is based on cutting-edge technology and customer-focused processes and products. We are building a bank with strengths in digital channels that already allows digital onboarding in a safe, fast and user-friendly way, offering our Life and Más Lucas accounts for the mass segment and the PYME Life account and payment services through Getnet for small and medium-sized businesses and entrepreneurs. These initiatives not only encourage our clients to become more digital, they are also managing to increase financial inclusion in these segments and supporting them with transaction services, with the potential to extend the offer of other products and financing options.

The other part of the first pillar is the transformation of our branches to Work/Cafés, evaluating the needs of our clients in different areas and providing branches that not only meet their financial needs but also offer them a pleasant environment to approach us.

58

Digital clients : As a result of these efforts, the Bank's market share in checking accounts continues to be strong . According to the latest publicly available information, which is as of October 2023 , our market share reaches 25 . 6 % in checking accounts, which includes products such as Santander Life and PYME Life . These figures do not include other simpler accounts like Más Lucas . In addition, due to the volatility in the exchange rate, we have seen a growing demand from clients for checking accounts in dollars . As of October 2023 , we have a market share of 39 . 4 % and we have opened 141 thousand checking accounts in dollars in the last year thanks to the ease of opening these accounts online . In addition, digital customers continue to grow, reaching more than 2 million digital customers, of which about 1 . 9 million are individual customers and about 245 thousand are SMEs and Companies . Our digital clients represent 88 % of our active clients and the majority are checking accounts, and the products with the greatest traction are deposits, credit cards, investment funds and general insurance . *Digital customers are those who access their account online or through the App at least once a month . Santander Life continues to be the main contributor to the growth of new customers with a digital onboarding process for opening a current account . Santander Life clients are quickly monetizing while achieving a high Net Promoter Score (NPS) for the onboarding process . 59

The first 100 % digital on - boarding interest - bearing sight account and savings account for the mass market . This product does not charge maintenance or transaction fees and accumulate interest on a monthly basis based on average balance . We currently have a market share of around 6 % in sight accounts in Chile and less than 2 % in savings accounts (as of October 2023 ) . In this way, the Bank aims to give better access to these simple banking products and strengthen Santander's commitment to financial inclusion . Since its launch in March 2023 , Más Lucas has more than 117 thousand clients and in recent months it has maintained an average of 20 thousand open accounts per month . Getnet's entry into the Chilean acquisition market continues to show good results . Customer reception has been high with more than 163 k operative points of sale installed with strong demand from SME clients and more recently expansion into larger clients that require a Host to Host solution, offering a more integrated payment system for more sophisticated clients . Additionally, the sale of mPOS, which are more compact devices, continues to grow, where we have more than 1 , 000 mPOS sold . E - commerce attracts more than 12 , 000 businesses with about $ 117 billion in sales in 2023 . A key feature has been that our customers receive the sales deposit up to 5 times a day, including weekends . 60

As for our SMEs, we have seen very rapid growth in accounts thanks to initiatives such as Getnet and the Cuenta Life Pyme, a current account that is 100 % digital with access to a debit card, as well as Office Banking, the transactional platform for companies . With these initiatives we have an ample product offering, meeting the transactional needs of our clients and accompanying them to help their business grow . With these initiatives, including Getnet, we are seeing significant growth in current accounts of SMEs and companies, growing 35 % YoY and 7 % QoQ as of October 2023 , and with a market share of 35 . 6 % according to the CMF . In the way we build a relationship with these SMEs and thanks to the convenience of our digital channels, we are also seeing a 21 % YoY increase in the growth of active SME clients . Additionally, for qualified customers, we offer credit cards and other financing options . 61

We continue to grow in Work/Café branches As of December 2023 , we have a total of 91 Work/Café, which consider different types such as Work/Café Investments, StartUp and normal . We have closed 35 branches, including Select branches, aimed at higher - income customers, and traditional branches . In total, we have 247 branches, 13 . 6 % less than last year . In 4 Q 22 we launched Work/Café StartUp, an initiative that aims to offer a comprehensive solution to all the needs of entrepreneurs, and especially to increase banking usage, carry out pilot programs with the Bank and even offer financing . It is aimed at companies that have three main characteristics . First, that they are starting activities and presenting an accelerated growth, second that the technology is part of the value proposition and third that the proposals are scalable to a real problem . In 1 Q 23 we launched Work/Café Expresso, our new transaction centers with cashier or self - service services, a customer service desk, card printing machines and lockers for product delivery, all of the above in Work/Café format, where our customers can carry out your transactions in an efficient and secure environment, providing a better customer experience . These high - tech branches will provide greater efficiencies with our cash management, allowing us to continue consolidating our branch network . Since its launch, the NPS of the Work/Café Expresso is 74% , which has helped improve the overall opinion of the bank . And finally, in 4 Q 23 we launched Work/Café Investments, a new space open to the community aimed at helping people improve their financial well - being . Clients and potential clients will be able to access specialized advice, talks and workshops on different topics that will help them learn and understand more about investment instruments, the impact of market movements and how to prepare for their various personal projects . Through concrete initiatives such as the opening of this new space, the Bank continues to clearly advance its purpose of helping people progress . With all of the above, we continue to find efficiencies in our branch network, with more than 30 % of our branches being cashless . Due to the strength of our digital channels, the Bank's productivity continues to grow, with volume per branch increasing by 24 . 0 % YoY and productivity per employee increasing by 8 . 9 % YoY . 1. Volume = total loans + total deposits 62

Top 1 in NPS among Chilean peers As a result of all our efforts, our customers are the most satisfied with us. As of December 2023, our NPS reached 60 points, and our contact centers reached 72 points, being recognized as the best in the industry. Our digital channels also continue to be our strength, highlighting the website with an NPS of 73 and the App with 74 points. 1 . Source : Study by Activa for Santander with a scope of 50 , 000 surveys to our own clients and over 1 , 200 surveys to each competitor’s clients . Measures the Net Global Satisfaction and Net Promoter Score in three main aspects : service quality, product quality, and brand image . % of clients that value with grade 9 and 10 subtracted by clients that value with grade 1 through 6 . Audited by an external provider . *Peer group : BCI, Banco de Chile, Banco Estado, Itaú, Scotiabank 63

Strategic objectives by stakeholder Employees A committed and high - performance team 64 Main KPIs For more indicators on communities, please see the 10 Responsible Banking Commitments. 2023 Results 2022 Results 2021 Results 2020 Results 85% This is now being measured through a new survey throughout the year in order to have information in a timelier form . For 2022 this measure was 82% 94% 87% in 2019. During 2020, due to the pandemic a survey was not conducted Commitment index 82% This is now being measured through a new survey throughout the year in order to have information in a timelier form . For 2022 this measure was 75% . 8 . 9 / 10 . 95% 87% in 2019. During 2020, due to the pandemic a survey was not conducted Leadership index 31% in leadership positions 1.3% with disability 31% in leadership positions 1.3% with disability 28% in leadership positions 1.2% with disability 25% in leadership positions 1.2% with disability Diversity 2.1% 2.4% 3.0% 3.1% Gender pay gap x Being recognized by our teams as the best place to work in Chile and the Santander Group x Empower teams by promoting culture through TEAMS behaviors x Guarantee that the attraction, development and retention of the right people allows us to meet the organizational objectives

Strategic objectives by stakeholder Shareholders We want to be a benchmark for attractive and predictable returns Strongly increase the customer base with a focus on digital customers Increase profitability with a focus on savings, transactional and international products Adequate risk profile with robust solvency Main KPIs 65 2023 Results 2022 Results 2021 Results 2020 Results 11.9% 21.6% 22.7% 14.5% ROE 46.6% 1 42.8% 1 40.1% (Top 1) 1 40% (Top 1) Efficiency 2.3% 1.8% NPL 1.2% (gap of 17 pbs with peer group) NPL 1.4% (gap of 2 pbs with peer group) Asset quality 11.1% 2 11.1% 2 9.6% 10.7% Solvency CET1 1. Results for 2021 2022 and 2023, efficiency ratio is calculated as operational expenses divided by operational income. 2. Internal goal of having a minimum of 10% at the end of the year starting in 2022. Investor meetings The Bank maintains contact with investors through virtual and face - to - face meetings, calls and attendance at conferences . During 2023 , we made a total of 1 , 087 contacts with investors between in - person or virtual meetings, conferences, roadshows and presentations of quarterly results (webcast) .

Strategic objectives by stakeholder

Community

We want to be a benchmark in responsible banking and sustainable finance.

- ✓ Reach all of Chile with financial education, promoting responsible borrowing and encouraging savings.
- ✓ Maintain leadership in the offer of sustainable financial solutions within Chile.

Main KPIs

	2020 Results	2021 Results	2022 Results	2023 Results
Financial empowerment	918,157	1,690,015	2,404,119	2,955,591
Support people through community aid programs.	103,792	281,212	394,356	480,822
Green financing		US$54 million	US$345 million	US$752 million
Sustainability index	Percentile 90 DJSI Chile, MILA & Emerging Markets	Percentile 91 DJSI Chile, MILA & Emerging Markets	Percentile 96 DJSI Chile, MILA & Emerging Markets	Percentile 96 DJSI Chile, MILA & Emerging Markets
BitSight Index	810	800	810	800

During the second week of January, the bank returned to the international market with the successful issuance of a bond in Swiss francs for CHF 225 million (equivalent to US$ 263 million) with a term of three years, achieving a spread of 125 basis points on the reference rate, which is equivalent to a coupon of 2.445%. The results of this transaction reflect the great interest and demand from investors, making it the third largest placement of a Chilean issuer in this market. The previous two also belong to Banco Santander, for CHF 250 million in 2010 and for CHF 300 million in 2014.

This new operation consolidates the excellent reception of Santander-Chile in international markets, considering that the entity had not issued new bonds in this market since 2021. Thanks to this recent instrument, the Bank's position in the Swiss franc market is of around CHF 900 million (close to US$ 1,000 million), consolidating itself as the second most relevant within the entity's financing diversification strategy, thus reaching around 25% of the total foreign debt.

For more indicators on communities, please see the 10 Responsible Banking Commitments.

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67 Corporate governance For more information on our corporate governance please see Section 3 of our Management Commentary for 1Q22. For more information on the composition of our Board of Directors and organizational structure, please see Our Top Management on our IR website . Latest events and material facts Shareholders’ meeting In the Ordinary Shareholder’s Meeting of Banco Santander Chile on April 19 , 2023 , along with the approval of the 2022 Consolidated Financial Statements, it was agreed to distribute 60 % of earnings attributable to shareholders, which were Ch $ 808 , 651 million as of December 31 , 2022 . These earnings correspond to Ch $ 2 . , 57469221 for each share . The remaining 40 % were assigned to the Bank’s reserves and/or accumulated results . The following was also approved: • Election of Board members • Determination of Board remuneration • Appointment of external auditors: PricewaterhouseCoopers Consultores Auditores y Compañía Limitada were approved as auditors for the year 2023. • Designation of local risk rating agencies Feller and ICR. • Report of the Directors and Audit Committee, determination of the remuneration of its members and the budget of expenses for its operation for 2023. • Give a report of the related party transactions. Also elected as directors were Claudio Melandri Hinojosa (president), Rodrigo Vergara Montes (independent), Orlando Poblete Iturrate (independent), Felix de Vicente Mingo (independent), Maria Olivia Recart Herrera (independent), Ana Dorrego de Carlos, Rodrigo Echenique Gordillo, Lucia Santa Cruz Sutil, Blanca Bustamante Bravo (independent) and as alternate directors Juan Pedro Santa Maria Perez (independent) and Alfonso Gómez Morales (independent) . Board of Directors On March 14 , 2023 , in a session of the Board of Directors, it was agreed to summon the Ordinary Shareholders' Meeting, for April 19 , 2023 in order to propose a distribution of profits and payment of dividends, taking it from 60 % of the retained earnings as of December 31 , 2022 equivalent to Ch $ 2 . 57469221 per share and propose that the remaining 40 % of the profits for the year 2022 be used to increase the Bank's reserves and/or accumulated results . On March 28 , 2023 , the Board recognized the resignation of Oscar Von Chrismar Carvajal as alternate director and María Olivia Recart Herrera was assigned as independent alternate director until the Ordinary Shareholders’ Meeting on April 19 , 2023 , when she was ratified as director . Subsidiaries In February 2023 , the company PagoNxt Trade Chile SpA was created, whose corporate objective is the provision of data processing and transmission services, databases and resources (including hardware, software, documentation and operating personnel for data processing and transmission) .

Starting in July, the company PagoNxt Trade Chile will be controlled by the Bank through other considerations, based on the fact that the relevant activities of this company are determined by the Bank and, therefore, it exercises control.

Bonds registered in the FMC

During 2023, the Bank has registered current bonds in the FMC for CLP 750,000,000,000 and UF 21,000,000. The detail of the placements made during this year is included in Note 22 of the financial statements.

Series	Currency	Term	Anual Issuance Rate	Issuance Date	Amount Issued	Maturity Date
AA1	CLP	6 years	6,60%	01-12-2022	100.000.000.000	01-12-2028
AA2	CLP	6,5 years	6,20%	01-12-2022	100.000.000.000	01-06-2029
AA3	CLP	8 years	6,20%	01-09-2022	100.000.000.000	01-09-2030
AA4	CLP	10,5 years	6,25%	01-09-2022	100.000.000.000	01-03-2033
AA5	UF	9,5 years	2,95%	01-08-2022	10.000.000	01-02-2032
AA6	UF	15 years	2,70%	01-10-2022	5.000.000	01-10-2037
AA7	CLP	3,5 years	6,80%	01-02-2023	75.000.000.000	01-08-2026
AA8	CLP	4,5 years	6,70%	31-03-2023	100.000.000.000	01-09-2027
AA9	CLP	8 years	6,30%	31-03-2023	75.000.000.000	01-11-2030
AA10	CLP	3 years	7,10%	24-04-2023	50.000.000.000	01-03-2026
AA11	CLP	3 years	6,40%	01-07-2023	50.000.000.000	01-07-2026
AA12	UF	10 years	3,40%	01-09-2023	3.000.000	01-03-2033
AA13	UF	6 years	3,40%	01-09-2023	3.000.000	01-09-2029

Others

On January 23, 2023, the Ministry of Finance together with the Association of Banks and Financial Institutions (ABIF) announced a series of measures aimed at supporting individuals and SMEs, as well as strengthening the banking system. This includes encouraging the rescheduling of credits according to the commercial policies dictated by each bank and a commitment from the banks to be participants in the support programs promoted by the State, such as Fogape and the housing construction program. Additionally, in that same instance, it was announced that the Transbank shareholder banks will begin the sale of their ownership in that company within the framework of the so-called four-part model in the payment system. More recently, Transbank's shareholders have chosen JP Morgan to advise on the transaction.

Recognitions

- Top Employer Certification for the fifth consecutive year
- Recognized by Latin Trade for commitment to sustainability in the Latin Trade Index Americas Sustainability Awards 2023
- Best ESG banking in Chile by Euromoney
- Best Bank in Chile for SMEs, corporate social responsibility and diversity and inclusion by Euromoney
- Best Bank in Chile by The Banker
- Best Bank for SMEs in Chile by Global Finance
- Top Employer 2024 January 2024 (sixth consecutive year)

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69 Material Facts: Placement of securities in international and/or national markets As of today, January 6 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 11 / 2017 dated October 12 , 2017 . The specific conditions of the aforementioned placement were as follows : - Series U - 7 bonds, for a total amount of 3 , 000 , 000 , 000 pesos, maturing on September 1 , 2027 . The average placement rate of the securities was 6 . 52% . Additionally, dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 10 / 2016 dated August 11 , 2016 . The specific conditions of the aforementioned placement were as follows : - Series T - 18 bonds, for a total amount of 75 , 000 , 000 , 000 pesos, maturing on December 1 , 2027 . The average placement rate of the securities was 6 . 52% . 06 - 01 - 2023 Placement of securities in international and/or national markets As of today, January 11 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Series AA - 3 bonds, for a total amount of 13 , 600 , 000 , 000 pesos, maturing on September 1 , 2030 . The average placement rate of the securities was 5 . 95% . 11 - 01 - 2023 Placement of securities in international and/or national markets As of today, January 12 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Series AA - 3 bonds, for a total amount of 1 , 150 , 000 , 000 pesos, maturing on September 1 , 2030 . The average placement rate of the securities was 5 . 79% . 12 - 01 - 2023 Placement of securities in international and/or national markets As of today, January 17 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 07 / 2019 dated September 30 , 2019 . The specific conditions of the aforementioned placement were as follows : - Series W - 5 bonds, for a total amount of 310 , 000 UF, maturing on March 1 , 2028 . The average placement rate of the securities was 2 . 64% . 17 - 01 - 2023 Placement of securities in international and/or national markets As of today, February 20 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 07 / 2019 dated September 30 , 2019 . The specific conditions of the aforementioned placement were as follows : - Series W - 3 bonds, for a total amount of 70 , 000 UF, maturing on June 1 , 2026 . The average placement rate of the securities was 3 . 38% . 20 - 02 - 2023 Placement of securities in international and/or national markets As of today, February 21 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 07 / 2019 dated September 30 , 2019 . The specific conditions of the aforementioned placement were as follows : - Series W - 3 bonds, for a total amount of 100 , 000 UF, maturing on June 1 , 2026 . The average placement rate of the securities was 3 . 44% . 21 - 02 - 2023 Placement of securities in international and/or national markets 23 - 02 - 2023

70 As of today, February 23 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Series AA - 7 bonds, for a total amount of 5 , 000 , 000 , 000 CLP, maturing on August 1 , 2026 . The average placement rate of the securities was 7 . 18% . Placement of securities in international and/or national markets As of today, March 1 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Bond BSTDA 70223 of the Series AA - 7 , for a total amount of 15 , 000 , 000 , 000 CLP, maturing on August 1 , 2026 . The average placement rate of the securities was 7 . 40% . 01 - 03 - 2023 Placement of securities in international and/or national markets As of today, March 10 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Bond BSTDA 11222 of the Series AA - 1 , for a total amount of 25 , 000 , 000 , 000 CLP, maturing on December 1 , 2028 . The average placement rate of the securities was 6 . 87% . 10 - 03 - 2023 Ordinary meetings, citations, agreements and proposals . On March 14 , 2023 , in a session of the Board of Directors, it was agreed to summon the Ordinary Shareholders' Meeting, for April 19 , 2023 in order to propose a distribution of profits and payment of dividends, taking it from 60 % of the retained earnings as of December 31 , 2022 equivalent to Ch $ 2 . 57469221 per share and propose that the remaining 40 % of the profits for the year 2022 be used to increase the Bank's reserves and/or accumulated results . 14 - 03 - 2023 Placement of securities in international and/or national markets As of today, March 15 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Bond BSTDA 30922 of the Series AA - 3 , for a total amount of 85 , 250 , 000 , 000 CLP, maturing on September 1 , 2030 . The average placement rate of the securities was 6 . 22% . 15 - 03 - 2023 Placement of securities in international and/or national markets As of today, March 16 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Bond BSTDA 70223 of the Series AA - 7 , for a total amount of 2 , 000 , 000 , 000 CLP, maturing on August 1 , 2026 . The average placement rate of the securities was 6 . 60% . 16 - 03 - 2023 Placement of securities in international and/or national markets As of today, March 17 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Bond BSTDA 70223 of the Series AA - 7 , for a total amount of 2 , 500 , 000 , 000 CLP, maturing on August 1 , 2026 . The average placement rate of the securities was 6 . 55% . 17 - 03 - 2023 Placement of securities in international and/or national markets As of today, March 23 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Bond BSTDA 70223 of the Series AA - 7 , for a total amount of 24 , 250 , 000 , 000 CLP, maturing on August 1 , 2026 . The average placement rate of the securities was 6 . 70% . 23 - 03 - 2023 Ordinary meetings, citations, agreements and proposals. 28 - 03 - 2023

71 On March 28 , 2023 , the Board recognized the resignation of Oscar Von Chrismar Carvajal as alternate director and María Olivia Recart Herrera was assigned as independent alternate director until the Ordinary Shareholders’ Meeting on April 19 , 2023 , when she was ratified as director . Placement of securities in international and/or national markets As of today, March 29 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Bond BSTDA 70223 of the Series AA - 7 , for a total amount of 1 , 390 , 000 , 000 CLP, maturing on August 1 , 2026 . The average placement rate of the securities was 6 . 81% . 29 - 03 - 2023 Placement of securities in international and/or national markets As of today, March 30 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Bond BSTDA 70223 of the Series AA - 7 , for a total amount of 5 , 000 , 000 , 000 CLP, maturing on August 1 , 2026 . The average placement rate of the securities was 6 . 85% . 30 - 03 - 2023 Placement of securities in international and/or national markets As of today, April 12, 2023, and with a settlement date of April 19, 2023, a bond in dollars was issued through our EMTN program for an amount of USD 30,000,000, maturing on April 19, 2024 at a placement rate of 5.837%. 12 - 04 - 2023 Ordinary meetings, citations, agreements and proposals . The shareholders of Banco Santander - Chile are informed that at the Ordinary Shareholders' Meeting held on April 19 , 2023 , the payment of a dividend of $ 2 . 57469221 per share was agreed, charged to the income for the year for 2022 . The aforementioned dividend will be available to the shareholders as of April 26 , 2023 , at the Bank's Headquarters located at Bandera No . 140 , Santiago, and at any of its branches, both in the Metropolitan Region and the rest of the country . Those who are registered in the Shareholders Registry at midnight on April 20 , 2023 are entitled to this dividend . In accordance with the provisions of 44 of the General Banking Law, it is reported that at the Ordinary Shareholders' Meeting of Banco Santander - Chile, held on April 19 , 2023 , Mr . Claudio Melandri Hinojosa, Mr . Rodrigo Vergara Montes (Independent), Mr . Orlando Poblete Iturrate (Independent), Mr . Félix de Vicente Mingo (Independent), Mrs . María Olivia Recart Herrera (Independent), Mrs . Ana Dorrego de Carlos, Mr . Rodrigo Echenique Gordillo, Mrs . Lucia Santa Cruz Sutil and Mrs . Blanca Bustamante Bravo (Independent) were chosen as Directors ; and Mr . Juan Pedro Santa María Pérez (Independent) and Mr . Alfonso Gómez Morales (Independent) as Alternate Directors . 20 - 04 - 2023 Placement of securities in international and/or national markets As of today, April 24, 2023, and with a settlement date of April 28, 2023, a yen bond was issued through our EMTN program for an amount of JPY 10,500,000,000, maturing on April 28, 2024 at a placement rate of 0.60%. 24 - 04 - 2023 Placement of securities in international and/or national markets Con fecha de hoy, 16 de mayo de 2023 , se llevó a cabo la colocación de bonos desmaterializados y al portador efectuada por el Banco en el mercado local, con cargo a la línea inscrita en el Registro de Valores de la CMF bajo el número 20220013 con fecha 15 de noviembre de 2022 . Las condiciones específicas de la referida colocación fueron las siguientes : - Bond Serie AA - 1, con nemotécnico BSTDA11222, por un monto total de 17,700,000,000 de pesos, con vencimiento el 1 de diciembre de 2028. La tasa promedio de colocación de los títulos fue de 6.,68%. 16 - 05 - 2023 Placement of securities in international and/or national markets As of today, May 17 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : 17 - 05 - 2023

72 - Bond Series AA - 7 BSTDA70223, for a total amount of 4,660,000,000 CLP, maturing on August 1, 2026. The average placement rate of the securities was 7.25%. - Bond Series AA - 7 BSTDA1122, for a total amount of 1,00,000,000 CLP, maturing on December 1, 2028. The average placement rate of the securities was 6.64%. Placement of securities in international and/or national markets As of today, May 24, 2023, and with a settlement date of May 30, 2023, a yen bond was issued through our EMTN program for an amount of JPY 7,000,000,000, maturing on May 30, 2025 at a placement rate of 0.78%. 24 - 05 - 2023 Lease promise contract It is reported that in a regular meeting held on May 25 of this year, the Board of Directors of Banco Santander - Chile approved the following transaction with related parties: - A lease agreement, where Banco Santander - Chile promises to lease from Navegante Américo Vespucio SpA (related companies due to the property) the building where the Bank's future offices will be located. In relation to this operation, the directors Claudio Melandri Hinojosa, Rodrigo Vergara Montes, Orlando Poblete Iturrate, Ana Dorrego de Carlos, Lucía Santa Cruz Sutil, Félix de Vicente Mingo, Alfonso Gómez Morales, Rodrigo Echenqiue Gordillo, Juan Pedro Santa María Pérez, Blanca Bustamante Bravo and María Olivia Recart expressed the convenience for the Bank of said operation, adjusting the price, terms and conditions to those prevailing in the market, also in accordance with the favorable report of the Bank's Directors and Audit Committee . 26 - 05 - 2023 Placement of securities in international and/or national markets As of today, May 30 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Bond Series AA - 1 BSTDA 11222 , for a total amount of 6 , 000 , 000 , 000 CLP, maturing on December 1 , 2028 . The average placement rate of the securities was 6 . 7% . 30 - 05 - 2023 Placement of securities in international and/or national markets As of today, June 8 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Bond Series AA - 1 BSTDA 11222 , for a total amount of 3 , 000 , 000 , 000 CLP, maturing on December 1 , 2028 . The average placement rate of the securities was 6 . 35% . - Bond Series AA - 10 BSTD 100323 , for a total amount of 5 , 000 , 000 , 000 CLP, maturing on March 1 , 2026 . The average placement rate of the securities was 7 . 06% . 08 - 06 - 2023 Placement of securities in international and/or national markets As of today, June 9 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Bond Series AA - 1 BSTDA 11222 , for a total amount of 44 , 800 , 000 , 000 CLP, maturing on December 1 , 2028 . The average placement rate of the securities was 6 . 50% . 09 - 06 - 2023 Placement of securities in international and/or national markets As of today, June 12 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Bond Series AA - 7 BSTDA 70223 , for a total amount of 7 , 650 , 000 , 000 CLP, maturing on August 1 , 2026 . The average placement rate of the securities was 6 . 80% . - Bond Series AA - 8 BSTDA 80323 , for a total amount of 13 , 000 , 000 , 000 CLP, maturing on September 1 , 2027 . The average placement rate of the securities was 6 . 63% . 12 - 06 - 2023 Placement of securities in international and/or national markets 13 - 06 - 2023

73 As of today, June 13 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Bond Series AA - 8 BSTDA 80323 , for a total amount of 4 , 500 , 000 , 000 CLP, maturing on September 1 , 2027 . The average placement rate of the securities was 6 . 58% . Placement of securities in international and/or national markets As of today, June 14 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Bond Series AA - 8 BSTDA 80323 , for a total amount of 3 , 000 , 000 , 000 CLP, maturing on September 1 , 2027 . The average placement rate of the securities was 6 . 58% . - Bond Series AA - 10 BSTD 100323 , for a total amount of 1 , 500 , 000 , 000 CLP, maturing on March 1 , 2026 . The average placement rate of the securities was 6 . 85% . 14 - 06 - 2023 Placement of securities in international and/or national markets As of today, June 15, 2023, the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 732019 dated September 30, 2019. The specific conditions of the aforementioned placement were as follows: - Bond Series W - 3 BSTDW31218, for a total amount of 600,.000 UF, maturing on June 1, 2026. The average placement rate of the securities was 3.96%. 15 - 06 - 2023 Placement of securities in international and/or national markets As of today, June 16 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Bond Series AA - 8 BSTDA 80323 , for a total amount of Ch $ 3 , 000 , 000 , 000 , maturing on September 1 , 2027 . The average placement rate of the securities was 6 . 43% . 16 - 06 - 2023 Placement of securities in international and/or national markets As of today, June 16 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Bond Series AA - 8 BSTDA 80323 , for a total amount of Ch $ 3 , 000 , 000 , 000 , maturing on September 1 , 2027 . The average placement rate of the securities was 6 . 43% . 16 - 06 - 2023 Placement of securities in international and/or national markets As of today, June 28 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Bond Series AA - 8 BSTDA 80323 , for a total amount of Ch $ 3 , 000 , 000 , 000 , maturing on September 1 , 2027 . The average placement rate of the securities was 6 . 24% . - Bond Series AA - 10 BSTD 100323 , for a total amount of Ch $ 4 , 500 , 000 , 000 , maturing on March 1 , 2026 . The average placement rate of the securities was 6 . 60% . 28 - 06 - 2023

74 Fine penalty report In accordance with the provisions of articles 9 and 10 of Law No . 18 , 045 , and the provisions of chapter 18 - 10 of the Updated Compilation of Regulations of the Financial Market Commission, Banco Santander - Chile hereby informs that it has taken cognizance of the sentence handed down by the Hon . Supreme Court, of June 28 , 2023 , issued in Case No . 137 . 680 - 2022 , which revoked the ruling issued by the Iltma . Court of Appeals of Santiago, of October 6 , 2022 , in contentious administrative case No . 42 - 2020 , and, instead, ordered to reject the claim of illegality by applying a reprimand and a fine for tax benefit of 800 (eight hundred) Units of Development, for not having reported suspicious transactions in a timely manner in accordance with the provisions of numeral 1 ) of Chapter I of UAF Circular No . 49 , of 2012 . Banco Santander - Chile complies with notifying this situation to the market, in compliance with the duties of information that assists . 30 - 06 - 2023 Placement of securities in international and/or national markets As of today, July 4 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Bond BSTD 100323 of the Serie AA - 10 , for a total amount of 4 , 000 , 000 , 000 CLP, maturing March 1 , 2026 . The average placement rate f the securities was 6 . 55% . 04 - 07 - 2023 Placement of securities in international and/or national markets As of today, July 6 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Bond Series AA - 10 BSTD 100323 , for a total amount of Ch $ 6 , 000 , 000 , 000 , maturing on March 1 , 2026 . The average placement rate of the securities was 6 . 53% . - Bond Series AA - 8 BSTDA 80323 , for a total amount of Ch $ 6 , 000 , 000 , 000 , maturing on September 1 , 2027 . The average placement rate of the securities was 6 . 36% . 06 - 07 - 2023 Placement of securities in international and/or national markets As of today, July 14 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Bond Series AA - 10 BSTD 100323 , for a total amount of Ch $ 2 , 000 , 000 , 000 , maturing on March 1 , 2026 . The average placement rate of the securities was 6 . 45% . 14 - 07 - 2023 Placement of securities in international and/or national markets As of today, August 7 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Bond Series AA - 10 BSTD 100323 , for a total amount of Ch $ 2 , 000 , 000 , 000 , maturing on March 1 , 2026 . The average placement rate of the securities was 6 . 15% . 07 - 08 - 2023

75 Placement of securities in international and/or national markets As of today, September 1, 2023, the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 07/2019 dated September 30, 2019. The specific conditions of the aforementioned placement were as follows: - Bond Series W - 5 BSTDW50319, for a total amount of UF1,500,000, maturing on March 1, 2028. The average placement rate of the securities was 6.28%. 01 - 09 - 2023 Placement of securities in international and/or national markets As of today, September 5 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 07 / 2019 dated September 30 , 2019 . The specific conditions of the aforementioned placement were as follows : - Bond Series W - 3 BSTDW 31218 , for a total amount of UF 604 , 000 , maturing on June 1 , 2026 . The average placement rate of the securities was 3 . 77% . 05 - 09 - 2023 Placement of securities in international and/or national markets As of today, September 7 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 07 / 2019 dated September 30 , 2019 . The specific conditions of the aforementioned placement were as follows : - Bond Series W - 3 BSTDW 50319 , for a total amount of UF 95 , 000 , maturing on March 1 , 2028 . The average placement rate of the securities wa s 3 . 55% . 07 - 09 - 2023 Placement of securities in international and/or national markets As of today, October 20, 2023, and with a settlement date of October 27, 2023, the issuance of a bond in Japanese yen was carried out through our EMTN program for an amount of JPY 8,000,000,000, with maturity on October 27, 2025 at a placement rate of 0.845%. 20 - 10 - 2023 Placement of securities in international and/or national markets As of today, November 15 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 07 / 2019 dated September 30 , 2019 . The specific conditions of the aforementioned placement were as follows : - Bond Series W - 5 BSTDW 50319 , for a total amount of UF 1 , 270 , 000 , maturing on March 1 , 2028 . The average placement rate of the securities was 4 . 25% . 15 - 11 - 2023

76 Placement of securities in international and/or national markets As of today, November 21, 2023, the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 07/2019 dated September 30, 2019. The specific conditions of the aforementioned placement were as follows: - Bond Series W - 5 BSTDW50319, for a total amount of UF 600,000, maturing on March 1, 2028. The average placement rate of the securities was 4.10%. 21 - 11 - 2023 Placement of securities in international and/or national markets As of today, November 23 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2023 . The specific conditions of the aforementioned placement were as follows : - Bond Series AA - 13 BSTD 130923 , for a total amount of UF 700 , 000 , maturing on September 1 , 2029 . The average placement rate of the securities was 3 . 79% . 23 - 11 - 2023 Placement of securities in international and/or national markets As of today, November 24 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2023 . The specific conditions of the aforementioned placement were as follows : - Bond Series AA - 13 BSTD 130923 , for a total amount of UF 100 , 000 , maturing on September 1 , 2029 . The average placement rate of the securities was 3 . 79% . 24 - 11 - 2023 Placement of securities in international and/or national markets As of today, December 05 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2023 . The specific conditions of the aforementioned placement were as follows : - Bond Series AA - 2 BSTDA 21222 , for a total amount of CLP $ 18 , 250 , 000 , 000 maturing on June 1 , 2029 . The average placement rate of the securities was 6 . 43% . 05 - 12 - 2023 Placement of securities in international and/or national markets As of today, December 14 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Bond Series AA - 13 BSTD 130923 , for a total amount of UF 140 , 000 maturing on September 1 , 2029 . The average placement rate of the securities was 3 . 26% . 14 - 12 - 2023

77 Placement of securities in international and/or national markets As of today, December 20, 2023, the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15, 2022. The specific conditions of the aforementioned placement were as follows: - Bond Series AA - 9 BSTDA91122, for a total amount of CLP $3,000,000,000 maturing on November 1, 2030. The average placement rate of the securities was 6.25%. - Bond Series AA - 13 BSTD130923, for a total amount of UF 80,000 maturing on September 1, 2029. The average placement rate of the securities was 3.26%. Charged to the line registered in the Securities Registry of the CMF under the number 07/2019 dated September 30, 2019. The specific conditions of the aforementioned placement were as follows: - Bond Series W - 3 BSTDW31218, for a total amount of UF 20,000 maturing on June 1, 2026. The average placement rate of the securities was 3.60%. 20 - 12 - 2023 Placement of securities in international and/or national markets As of today, December 27 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Bond Series AA - 13 BSTD 130923 , for a total amount of 140 , 000 UF maturing on September 1 , 2029 . The average placement rate of the securities was 3 . 25% . 27 - 12 - 2023 Placement of securities in international and/or national markets As of today, December 28 , 2023 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the following lines : /a/ registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Bond Series AA - 13 BSTD 130923 , for a total amount of 150 , 000 UF maturing on September 1 , 2029 . The average placement rate of the securities was 3 . 30% . /b/ registered in the Securities Registry of the CMF under the number 07 / 2019 dated September 30 , 2019 . The specific conditions of the aforementioned placement were as follows : - Bond Series W - 3 BSTDW 31218 , for a total amount of 700 , 000 UF maturing on June 1 , 2026 . The average placement rate of the securities was 3 . 63% . 28 - 12 - 2023 Subsequent events: Placement of securities in international and/or national markets As of today, January 03 , 2024 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the following lines : /a/ registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Bond Series AA - 9 BSTDA 91122 , for a total amount of CLP $ 5 , 500 , 000 , 000 maturing on November 1 , 2030 . The average placement rate of the securities was 6 . 30% . - Bond Series AA - 13 BSTD 130923 , for a total amount of 305 , 000 UF maturing on September 1 , 2029 . The average placement rate of the securities was 3 . 52% . 03 - 01 - 2024

78 Placement of securities in international and/or national markets As of today, January 04, 2024, the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the following lines: /a/ registered in the Securities Registry of the CMF under the number 20220013 dated November 15, 2022. The specific conditions of the aforementioned placement were as follows: - Bond Series AA - 7 BSTD70223, for a total amount of CLP $7,350,000,000 maturing on August 1, 2026. The average placement rate of the securities was 6.27%. /b/ registered in the Securities Registry of the CMF under the number 07/2019 dated September 30, 2019. The specific conditions of the aforementioned placement were as follows: - Bond Series W - 3 BSTDW31218, for a total amount of 50,000 UF maturing on June 1, 2026. The average placement rate of the securities was 3.92%. 04 - 01 - 204 Placement of securities in international and/or national markets As of today, January 05 , 2024 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the following line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Bond Series AA - 9 BSTDA 91122 , for a total amount of CLP $ 2 , 500 , 000 , 000 maturing on November 1 , 2030 . The average placement rate of the securities was 6 . 30% . - Bond Series AA - 13 BSTD 130923 , for a total amount of 1 , 025 , 000 UF maturing on September 1 , 2029 . The average placement rate of the securities was 3 . 62% . 05 - 01 - 2024 Placement of securities in international and/or national markets As of today, January 09 , 2024 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the following line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Bond Series AA - 8 BSTDA 80323 , for a total amount of CLP $ 1 , 000 , 000 , 000 maturing on September 1 , 2027 . The average placement rate of the securities was 6 . 15% . 09 - 01 - 2024 Placement of securities in international and/or national markets As of today, January 10 , 2024 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the following line registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Bond Series AA - 9 BSTD 91122 , for a total amount of CLP $ 20 , 700 , 000 , 000 maturing on November 1 , 2030 . The average placement rate of the securities was 6 . 31% . 10 - 01 - 2024 Placement of securities in international and/or national markets As of today January 11 , 2024 , and with a settlement date of January 25 , 2024 , the issuance of a bond in Swiss francs was carried out through our EMTN program for an amount of CHF 225 , 000 , 000 , with maturity on January 25 , 2027 at a placement rate of 2 . 445% . Also, the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the following lines : /a/ registered in the Securities Registry of the CMF under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were as follows : - Bond Series AA - 2 BSTDA 21222 , for a total amount of CLP $ 4 , 000 , 000 , 000 maturing on June 1 , 2029 . The average placement rate of the securities was 6 . 27% . /b/ registered in the Securities Registry of the CMF under the number 07 / 2019 dated September 30 , 2019 . The specific conditions of the aforementioned placement were as follows : 11 - 01 - 2024

79 - Bond Series W - 3 BSTDW31218, for a total amount of 215,000 UF maturing on June 1, 2026. The average placement rate of the securities was 3.97%. Placement of securities in international and/or national markets As of today, January 12 , 2024 , the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the following line registered in the Securities Registry of the CMF under the number 07 / 2019 dated September 30 , 2019 . The specific conditions of the aforementioned placement were as follows : - Bond Series W - 3 BSTDW 31218 , for a total amount of 430 , 000 UF maturing on June 1 , 2026 . The average placement rate of the securities was 3 . 92% . 12 - 01 - 2024

Annex 2: Balance sheet (Unaudited)

ASSETS	Dec-23	Dec-22	Dec-23/ Dec-22
	Ch$ Million		% Chg.
Cash and deposits in banks	2,723,282	1,982,942	37.3%
Cash items in process of collection	812,524	843,816	(3.7%)
Financial assets for trading at fair value through earnings	10,217,794	11,827,007	(13.6%)
Financial derivative contracts	*10,119,486*	*11,672,960*	(13.3%)
Financial debt instruments	*98,308*	*154,046*	(36.2%)
Financial assets at fair value through other comprehensive income	4,641,282	6,023,039	(22.9%)
Financial debt instruments	*4,536,025*	*5,880,733*	(22.9%)
Other financial instruments	*105,257*	*142,306*	(26.0%)
Financial derivative contracts for hedge accounting	605,529	477,762	26.7%
Financial assets at amortized cost	47,834,678	42,560,431	12.4%
Investments under resale agreements	-	-	--%
Financial debt instruments	8,176,895	4,867,591	68.0%
Interbank loans, net	*68,326*	*32,955*	107.3%
Loans and account receivables from customers-Commercial	*17,401,425*	*17,684,589*	(1.6%)
Loans and account receivables from customers-Mortgage	*16,925,058*	*15,729,010*	7.6%
Loans and account receivables from customers-Consumer	*5,262,974*	*5,282,812*	(0.4%)
Investments in associates and other companies	55,284	46,586	18.7%
Intangible assets	97,551	107,789	(9.5%)
Property, plant and equipment	198,744	189,364	5.0%
Assets with leasing rights	153,528	182,526	(15.9%)
Current taxes	146	315	(53.6%)
Deferred taxes	428,549	314,125	36.4%
Other assets	3,046,607	3,578,004	(14.9%)
Non-current assets and groups for sale	42,390	30,896	37.2%
TOTAL ASSETS	**70,857,886**	**68,164,603**	**4.0%**

LIABILITIES	Ch$ Million		% Chg.
Cash items in process of being cleared	775,082	746,872	3.8%
Financial liabilities for trading at fair value through earnings	9,521,575	11,319,320	(15.9%)
Financial derivative contracts	*9,521,575*	*11,319,320*	*(15.9%)*
Financial derivative contracts for hedge accounting	2,466,767	2,788,794	(11.5%)
Financial liabilities at amortized cost	48,622,170	43,704,023	11.3%
Deposits and other demand liabilities	*13,537,826*	*14,086,226*	*(3.9%)*
Time deposits and other time liabilities	*16,137,942*	*12,978,790*	*24.3%*
Obligations under repurchase agreements	*282,584*	*315,355*	*(10.4%)*
Interbank borrowings	*10,366,499*	*8,864,765*	*16.9%*
Issued debt instruments	*8,001,045*	*7,165,893*	*11.7%*
Other financial liabilities	*296,273*	*292,995*	*1.1%*
Obligations for leasing contracts	104,516	137,089	(23.8%)
Financial instruments of issued regulatory capital	2,422,659	2,324,116	4.2%
Provisions for contingencies	108,781	172,826	(37.1%)
Provisions for dividend, payment of interest and re-appreciation of financial instruments of issued regulatory capital	154,033	247,508	(37.8%)
Special provisions for credit risk	339,334	331,519	2.4%
Current taxes	163,878	112,481	45.7%
Deferred taxes	3,547	1	--%
Other liabilities	1,683,650	2,041,682	(17.5%)
TOTAL LIABILITIES	**66,365,993**	**63,926,231**	**3.8%**
EQUITY			
Capital	891,303	891,303	0.0%
Reserves	3,115,239	2,815,170	10.7%
Accumulated other comprehensive income	(5,242)	(167,147)	(96.9%)
Elements that will not be reclassified to earnings	1,369	597	129.4%
Elements that can be reclassified to earnings	(6,611)	(167,744)	(96.1%)
Retained earnings from prior years	23,487	28,339	(17.1%)
Income from the period	496,404	808,651	(38.6%)
Provisions for dividend, payment of interest and re-appreciation of financial instruments of issued regulatory capital	(154,033)	(247,508)	(37.8%)
Total Shareholders' Equity	4,367,159	4,128,808	5.8%
Non-controlling interest	124,735	109,564	13.8%
TOTAL EQUITY	**4,491,893**	**4,238,372**	**6.0%**
TOTAL LIABILITIES AND EQUITY	**70,857,886**	**68,164,603**	**4.0%**

80

Annex 3: Income Statement YTD (Unaudited)

	Dec-23	Dec-22	Dec-23/Dec-22
	Ch$ Million		% Chg.
Interest income	3,872,573	2,850,175	35.9%
Interest expense	(3,130,089)	(2,247,808)	39.3%
Net interest income	**742,484**	**602,367**	**23.3%**
Readjustment income	531,418	1,236,481	(57.0%)
Readjustment expense	(152,464)	(240,502)	(36.6%)
Net readjustment income	**378,954**	**995,979**	**(62.0%)**
Net income from interest and readjustment	**1,121,438**	**1,598,345**	**(29.8%)**
Fee and commission income	848,513	729,063	16.4%
Fee and commission expense	(345,873)	(321,794)	7.5%
Net fee and commission income	**502,640**	**407,269**	**23.4%**
Financial assets not for trading	91,761	78,191	17.4%
Result from de recognition of financial assets and liabilities at amortized cost and of financial assets at fair value with changes in other comprehensive income	(120,934)	(1,628)	7326.6%
Changes, readjustments, and hedge accounting in foreign currency	329,412	141,090	133.5%
Net financial result	**300,239**	**217,653**	**37.9%**
Income from investments in associates and other companies	8,763	10,310	(15.0%)
Results from non-current assets and non-continued operations	13,558	6,223	117.9%
Other operating income	3,807	5,539	(31.3%)
Total operating income	**1,950,444**	**2,245,340**	**(13.1%)**
Personnel expenses	(412,275)	(414,808)	(0.6%)
Administrative expenses	(320,111)	(310,219)	3.2%
Depreciation and amortization	(143,762)	(129,993)	10.6%
Impairment of non-financial assets	(1,912)	-	--%
Other operating expenses	(31,638)	(106,306)	(70.2%)
Total operating expenses	**(909,697)**	**(961,326)**	**(5.4%)**
Operating results before credit losses	**1,040,748**	**1,284,014**	**(18.9%)**
Expense for provisions established for credit risk of loans at amortized cost	(572,590)	(418,066)	37.0%
Expense for special provisions for credit risk	(7,312)	(42,717)	(82.9%)
Recovery of written-off loans	107,069	90,577	18.2%
Impairment for credit risk for other financial assets at amortized cost and financial assets at fair value through other comprehensive income	(759)	(521)	45.8%
Credit loss expenses	**(473,593)**	**(370,727)**	**27.7%**
Net income from ordinary activities before tax	**567,155**	**913,287**	**(37.9%)**
Income tax	(56,341)	(89,430)	(37.0%)
Consolidated income for the period	510,814	823,857	(38.0%)
Income attributable to shareholders	**496,404**	**808,651**	**(38.6%)**
Income attributable to non-controlling interest	14,410	15,206	(5.2%)

81

Annex 4: Quarterly results (Unaudited)

	4Q23	3Q23	4Q22	4Q23/4Q22	4Q23/3Q23
		Ch$ Million		% Chg.	
Interest income	1,012,962	987,377	892,009	13.6%	2.6%
Interest expense	(761,148)	(796,629)	(761,916)	(0.1%)	(4.5%)
Net interest income	**251,814**	**190,748**	**130,093**	**93.6%**	**32.0%**
Readjustment income	179,628	25,189	215,858	(16.8%)	613.1%
Readjustment expense	(52,155)	(4,778)	(69,013)	(24.4%)	991.5%
Net readjustment income	**127,473**	**20,411**	**146,845**	**(13.2%)**	**524.5%**
Net income from interest and readjustment	**379,286**	**211,159**	**276,938**	**37.0%**	**79.6%**
Fee and commission income	218,446	215,215	196,063	11.4%	1.5%
Fee and commission expense	(103,212)	(93,665)	(87,754)	17.6%	10.2%
Net fee and commission income	**115,234**	**121,550**	**108,309**	**6.4%**	**(5.2%)**
Financial assets not for trading	(8,943)	(26,390)	100,797	(108.9%)	(66.1%)
Result from derecognition of financial assets and liabilities at amortized cost and of financial assets at fair value with changes in other comprehensive income	(89,049)	3,497	(18,443)	382.8%	(2646.5%)
Changes, readjustments and hedge accounting in foreign currency	154,687	104,099	(25,433)	(708.2%)	48.6%
Net financial result	**56,695**	**81,206**	**56,922**	**(0.4%)**	**(30.2%)**
Income from investments in associates and other companies	2,357	2,209	4,062	(42.0%)	6.7%
Results from non-current assets and non-continued operations	2,176	9,186	1,896	14.7%	(76.3%)
Other operating income	742	942	2,920	(74.6%)	(21.3%)
Total operating income	**556,489**	**426,252**	**451,047**	**23.4%**	**30.6%**
Personnel expenses	(95,465)	(105,668)	(99,876)	(4.4%)	(9.7%)
Administrative expenses	(92,611)	(78,115)	(83,751)	10.6%	18.6%
Depreciation and amortization	(36,472)	(36,310)	(33,816)	7.9%	0.4%
Impairment of non-financial assets	(1,912)	-	-	--%	--%
Other operating expenses	(13,604)	(10,571)	(18,773)	(27.5%)	28.7%
Total operating expenses	**(240,064)**	**(230,664)**	**(236,215)**	**1.6%**	**4.1%**
Operating results before credit losses	**316,426**	**195,588**	**214,832**	**47.3%**	**61.8%**
Expense for provisions established for credit risk of loans at amortized cost	(150,254)	(145,127)	(137,148)	9.6%	3.5%
Expense for special provisions for credit risk	(2,521)	(4,856)	(4,657)	(45.9%)	(48.1%)
Recovery of written-off loans	31,643	28,807	24,688	28.2%	9.8%
Impairment for credit risk for other financial assets at amortized cost and financial assets at fair value through other comprehensive income	(178)	480	(166)	**7.1%**	**(137.1%)**
Credit loss expenses	**(121,310)**	**(120,695)**	**(117,283)**	**3.4%**	**0.5%**
Net income from ordinary activities before tax	**195,115**	**74,893**	97,548	**100.0%**	**160.5%**
Income tax	(18,538)	(13,280)	7,248	**(355.7%)**	**39.6%**
Consolidated income for the period	**176,578**	**61,613**	**104,797**	**68.5%**	**186.6%**
Income attributable to shareholders	**176,918**	**56,616**	**101,802**	**73.8%**	**212.5%**
Income attributable to non-controlling interest	**(340)**	**4,997**	**2,994**	**(111.4%)**	**(106.8%)**

82

Annex 5: Quarterly evolution of main ratios and other information (Unaudited)

Ch$ Million	4Q22	1Q23	2Q23	3Q23	4Q23
Loans					
Consumer loans	5,282,812	5,340,598	5,411,859	5,440,518	5,598,350
Residential mortgage loans	15,729,010	16,029,868	16,407,126	16,650,160	17,073,439
Commercial loans	17,826,895	17,714,571	17,517,499	18,035,767	18,176,914
Interbank loans	32,991	32,873	25,799	13,000	68,440
Total loans (including interbank and FVOCI)	**38,871,708**	**39,117,909**	**39,362,284**	**40,139,445**	**40,917,143**
Allowance for loan losses	(1,036,561)	(1,051,463)	(1,090,832)	(1,133,461)	(1,154,103)
Total loans, net of allowances	**37,835,147**	**38,066,446**	**38,271,452**	**39,005,984**	**39,763,040**
Deposits					
Demand deposits	14,086,226	13,806,513	13,272,010	12,904,084	13,537,826
Time deposits	12,978,790	14,265,830	14,892,389	15,651,236	16,137,942
Total deposits	**27,065,015**	**28,072,343**	**28,164,399**	**28,555,320**	**29,675,768**
Mutual funds (Off balance sheet)	8,162,924	8,522,116	8,946,382	9,720,987	10,247,039
Total customer funds	**35,227,939**	**36,594,459**	**37,110,781**	**38,276,307**	**39,922,807**
Loans / Deposits[1]	**104.7%**	**101.0%**	**100.5%**	**100.5%**	**98.9%**
Average balances					
Avg. interest earning assets	49,690,494	49,616,961	50,646,978	51,262,755	52,494,159
Avg. Loans	39,055,060	38,940,179	39,199,343	39,492,171	40,421,445
Avg. assets	71,541,662	68,951,373	69,154,233	69,913,353	71,512,696
Avg. demand deposits	14,383,079	14,012,059	13,789,558	12,973,642	13,080,310
Avg equity	4,013,043	4,074,672	4,052,283	4,183,095	4,272,782
Avg. free funds (demand plus equity)	18,396,122	18,086,732	17,841,841	17,156,737	17,353,093
Capitalization					
Risk weighted assets	38,026,916	38,386,948	38,781,025	39,899,327	39,552,229
Core capital (CET1)	4,212,916	4,015,590	4,247,994	4,275,569	4,397,881
AT1	779,997	744,073	750,899	818,358	608,721
Tier I	4,992,913	4,759,663	4,998,893	5,093,927	5,006,601
Tier II	1,766,133	1,767,221	1,793,465	1,746,535	1,972,132
Regulatory capital	6,759,047	6,526,885	6,792,358	6,840,461	6,978,733
Core Capital ratio	**11.1%**	**10.5%**	**11.0%**	**10.7%**	**11.1%**
Tier I ratio	**13.1%**	**12.4%**	**12.9%**	**12.8%**	**12.7%**
Tier II ratio	**4.6%**	**4.6%**	**4.6%**	**4.4%**	**5.0%**
BIS ratio	**17.8%**	**17.0%**	**17.5%**	**17.1%**	**17.6%**
Profitability & Efficiency					
Net interest margin (NIM)[2]	**2.2%**	**2.2%**	**2.0%**	**1.6%**	**2.9%**
Efficiency ratio[3]	52.4%	44.4%	46.3%	54.1%	43.1%
Costs / assets[4]	1.3%	1.3%	1.3%	1.3%	1.3%
Avg. Demand deposits / interest earning assets	28.9%	28.2%	27.2%	25.3%	24.9%
Return on avg. Equity	**10.1%**	**13.3%**	**12.6%**	**5.4%**	**16.6%**
Return on avg. Assets	0.6%	0.8%	0.7%	0.3%	1.0%
Return on RWA	1.3%	1.2%	1.5%	0.7%	1.3%

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Ch$ Million	4Q22	1Q23	2Q23	3Q23	4Q23
Asset quality					
Impaired loans[5]	**1,847,333**	**1,993,935**	**2,108,005**	**2,215,504**	**2,291,621**
Non-performing loans (NPLs)[6]	**717,411**	**724,936**	**838,759**	**906,482**	**923,852**
Past due loans[7]	300,101	327,818	345,646	414,102	488,699
Loan loss reserves	(1,036,561)	(1,051,463)	(1,090,832)	(1,133,461)	(1,154,103)
Impaired loans / total loans	4.8%	5.1%	5.4%	5.5%	5.6%
NPLs / total loans	1.8%	1.9%	2.1%	2.3%	2.3%
PDL / total loans	0.8%	0.8%	0.9%	1.0%	1.2%
Coverage of NPLs (Loan loss allowance / NPLs)	144.5%	145.0%	130.1%	125.0%	124.9%
Coverage of PDLs (Loan loss allowance / PDLs)	345.4%	320.7%	315.6%	273.7%	236.2%
Risk index (Loan loss allowances / Loans)[8]	2.7%	2.7%	2.8%	2.8%	2.8%
Cost of credit (prov expense annualized / avg. loans)	1.2%	1.2%	1.2%	1.2%	1.2%
Clients and service channels (#)					
Total clients	3,910,094	3,720,147	3,737,056	3,907,194	4,052,314
Digital clients	1,981,540	2,001,980	1,979,248	2,061,291	2,113,128
Branches	286	278	260	254	247
ATMs (includes depositary ATMs)	1,647	1,864	1,924	2,023	2,103
Employees	9,389	9,477	9,162	9,077	9,229
Market information (period-end)					
Net income per share (Ch$)	**0.54**	**0.72**	**0.67**	**0.30**	**0.94**
Net income per ADR (US$)	**0.25**	**0.36**	**0.34**	**0.14**	**0.43**
Stock price	33.95	35.25	37.94	41.15	43.00
ADR price	15.84	17.83	18.85	18.34	19.49
Market capitalization (USCh$ million)	7,462	8,400	8,895	8,640	9,182
Shares outstanding	188,446	188,446	188,446	188,446	188,446
ADRs (1 ADR = 400 shares)	471	471	471	471	471
Other Data					
Quarterly UF inflation rate[9]	2.5%	1.3%	1.4%	0.3%	1.6%
Central Bank monetary policy reference rate (nominal)	11.3%	11.3%	11.3%	9.5%	8.3%
Observed Exchange rate (Ch$/US$) (period-end)	849.59	794.35	800.94	889.46	874.45

1. Ratio = (Net Loans - portion of mortgages funded with long-term bonds) / (Time deposits + Demand deposits)
2. NIM = Net interest income annualized divided by interest earning assets
3. Efficiency ratio =Operating expenses / Operating income
4. Costs / assets = (Personnel expenses + Adm. Expenses + depreciation) / Total assets
5. Impaired loans include: (A) for loans individually evaluated for impairment, (i) the carrying amount of all loans to clients that are rated C1 through C6 and (ii) the carrying amount of loans to an individual client with a loan that is non-performing, regardless of category, excluding residential mortgage loans, if the past-due amount on the mortgage loan is less than 90 days; and (B) for loans collectively evaluated for impairment, (i) the carrying amount of total loans to a client, when a loan to that client is non-performing or has been renegotiated, excluding performing residential mortgage loans, and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan, all loans to that client.
6. Capital + future interest of all loans with one installment 90 days or more overdue.
7. Total installments plus lines of credit more than 90 days overdue.
8. Based on internal credit models and CMF guidelines. Banks must have a 100% coverage of risk index.
9. Calculated using the variation of the Unidad de Fomento (UF) in the period.

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